SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended December 31, 2016.

Or

☐	Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from                      to

Commission file number 001-14965

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

THE GOLDMAN SACHS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE GOLDMAN SACHS GROUP, INC

200 West Street

New York, NY 10282

The Goldman Sachs 401(k) Plan

Financial Statements and Supplemental Schedules

December 31, 2016 and 2015

(With Independent Registered Public Accounting Firm’s Report)

The Goldman Sachs 401(k) Plan

Index

December 31, 2016 and 2015

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–20

Supplemental Schedules*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	21–45

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)	46–49

Schedule H, Line 4j – Schedule of Reportable Transactions	50

Schedule G, Part 1 – Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible	51

Signatures

Index to Exhibits

Consent of PricewaterhouseCoopers, LLP
Ex-23: Consent of PricewaterhouseCoopers, LLP

*

All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of

The Goldman Sachs 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Goldman Sachs 401(k) Plan (the “Plan”) at December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) as of December 31, 2016, schedule of assets (acquired and disposed of within year) for the year ended December 31, 2016, schedule of reportable transactions for the year ended December 31, 2016 and schedule of loans or fixed income obligations in default or classified as uncollectible as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year), schedule of assets (acquired and disposed of within year), schedule of reportable transactions and schedule of loans or fixed income obligations in default or classified as uncollectible are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

New York, NY

June 29, 2017

The Goldman Sachs 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	As of December
$ in thousands	2016	2015

Assets

Investment assets at fair value (Note 3)	$6,615,542	$6,337,485

Receivables:
Employee contributions	5,695	5,788
Employer contributions	103,694	99,548
Notes receivable from participants	26,542	26,810
Interest and dividends	4,799	5,801
Due from brokers and other receivables	112,928	288,185

Total receivables	253,658	426,132

Total assets	6,869,200	6,763,617

Liabilities

Investment liabilities at fair value (Note 3)	47,961	288,091

Due to brokers and other payables	22,651	27,478
Accrued expenses	3,906	5,777

Total liabilities	74,518	321,346

Net assets available for benefits	$6,794,682	$6,442,271

The accompanying notes are an integral part of these financial statements.

The Goldman Sachs 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2016 and 2015

	Year Ended December
$ in thousands	2016	2015
Additions

Investment income:
Net appreciation/(depreciation) in the fair value of investments	$433,627	$(262,016)
Interest and dividends	86,062	126,790
Less: Investment management fees and other expenses	(26,747)	(25,650)

Total investment income/(loss)	492,942	(160,876)

Interest income on notes receivable from participants	1,074	1,089

Contributions:
Employee	203,873	204,041
Employer	103,694	99,548

Total contributions	307,567	303,589

Total additions	801,583	143,802

Deductions

Benefits paid	449,172	346,779

Total deductions	449,172	346,779

Net increase/(decrease) in net assets available for benefits	352,411	(202,977)
Net assets available for benefits

Beginning of year	6,442,271	6,645,248

End of year	$6,794,682	$6,442,271

The accompanying notes are an integral part of these financial statements.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 1.

Plan Description

The following description of The Goldman Sachs 401(k) Plan (the Plan) is provided for general information purposes only. The Plan sponsor is The Goldman Sachs Group, Inc. (the firm). Participants should refer to the Plan document, as most recently amended and restated effective January 1, 2016, for a more complete description of the Plan’s provisions. Items referenced in italics are defined in the Plan document.

The Plan became effective on January 1, 1945 as the “Goldman Sachs Employees’ Profit Sharing Retirement Income Plan” and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2008, the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan was amended to incorporate a 401(k) safe harbor design, and was renamed “The Goldman Sachs 401(k) Plan.” The Plan has been subsequently amended for various reasons, including to reflect changes in law.

General

The Plan is a defined contribution plan to which participants may elect to make pre-tax, and “Roth” after-tax, contributions each year from their 401(k) Compensation( as determined under the Plan), and to which they can roll over amounts from certain other qualified retirement arrangements. The Plan’s Plan Year is the 12-month period commencing on January 1 and ending on the following December 31. The Plan offers a dollar-for-dollar Firm Matching Contribution on participants’ elective deferrals of up to 4% of their Safe Harbor Compensation, up to applicable statutory limitations. If 4% of an eligible participant’s Safe Harbor Compensation is less than $6,000, the firm will allocate a Supplemental Contribution equal to the difference. In addition to these contributions, the firm will allocate to each eligible participant an Additional Retirement Contribution of up to $4,000. Collectively, the Firm Matching Contribution, Supplemental Contribution and Additional Retirement Contribution are herein referred to as the Firm Contributions.

The Plan has two named fiduciaries, the Administrative Committee and the Retirement Committee. The Retirement Committee has the power to appoint one or more investment managers as well as the other duties relating to the investment of the funds held by the trustee. The Administrative Committee administers all other terms and provisions of the Plan. Each committee consists of employees of the firm or its affiliates. Rocaton Investment Advisors is the Retirement Committee’s investment advisor. Participants direct their contributions and the Firm Contributions into various investment options available from time to time under the Plan through the Goldman Sachs Profit Sharing Master Trust (the Master Trust). The Plan is the sole investor in the Master Trust. Participants’ directed investments can be allocated to mutual funds, collective trusts, separately managed accounts and a bank deposit account. Alight Solutions, formerly Hewitt Associates, LLC, is the Plan’s recordkeeper.

The Plan offers participants the option to invest in the Stock Fund, as defined (the “Company Stock Fund”), which is a separately managed account, that primarily invests in shares of the firm’s common stock. In accordance with a policy adopted by the Retirement Committee, no more than 20% of any contribution made on behalf of each participant can be invested in the Company Stock Fund. When a participant reallocates his or her total investment balance, he or she is limited to reallocating 20% of his or her total investment balance into the Company Stock Fund. In addition, participants are restricted from transferring into or out of the Company Stock Fund during certain periods in accordance with the firm’s compliance procedures designed to avoid violations of applicable securities laws.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Eligibility

Employees become eligible to make pre-tax, and “Roth” after-tax, contributions to the Plan as of the first day of the month after they join the firm or its affiliates as eligible employees. In addition, employees are eligible, as determined under the Plan document, to participate in the Firm Matching Contributions and Supplemental Contributions generally as of the first day of the month after they complete one Year of Service, as defined, and attain age 21. In addition, to be eligible for the Supplemental Contribution, the employee must be employed on the last day of the firm’s fiscal year that ends with or within the Plan Year.

Generally, to be eligible for the Additional Retirement Contribution, employees must have been (i) eligible for benefits under the Goldman Sachs Employees’ Pension Plan as of November 26, 2004, (ii) age 46 or older as of November 26, 2004, and (iii) employed by the firm or its affiliates as of the last day of the current fiscal year.

Vesting

Participants are immediately fully vested in their own 401(k) contributions, the Firm Matching Contributions and Supplemental Contributions, and the earnings thereon. Participants became fully vested after three Years of Service in the Firm Profit Sharing Contributions (which were discretionary profit sharing contributions made by the firm prior to January 1, 2008) and Additional Retirement Contributions, and the net earnings thereon. Additionally, upon the earliest to occur of: (i) attainment of age 65 while employed by the firm or its affiliates, (ii) disability retirement, (iii) death or (iv) Plan termination, each participant or beneficiary will be 100% vested and may receive a lump-sum amount equal to the value of the funds or a portion thereof allocated to the participant’s account or may receive periodic distributions from the Plan.

Benefits

Any benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled equals the amount that can be provided by the vested contributions and net earnings (or losses) thereon (including net realized and unrealized investment appreciation and depreciation) allocated to such participant’s account.

Notes Receivable from Participants

A participant in the Plan is permitted to borrow between $1,000 and $50,000, reduced by (i) the highest outstanding balance of loans to such participant from the Plan during the one-year period ending on the day before the date on which such new loan is made, less (ii) the outstanding balance of loans to such participant from the Plan on the date of such new loan, subject to an overall cap of the lesser of (a) one-half of the participant’s total vested account balance (including Firm Contributions) or (b) the balance in the participant’s 401(k) and rollover contribution accounts. A participant may not borrow any amounts attributable to the Firm Contributions. Interest on loans is fixed at the U.S. prime rate plus one percent for the life of the respective loan. Loans generally must be repaid within five years, or in some cases, ten years. Loans are repaid (principal and interest) and added back to participants’ account balances generally through regular after-tax payroll deductions.

Trust Agreement

The Plan’s investments are owned by the Master Trust, which is subject to a trust agreement (the Trust Agreement) with State Street Bank and Trust Company (the Trustee).

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 2.

Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

All references to 2016 and 2015 refer to the Plan years ended, or the dates, as the context requires, December 31, 2016 and December 31, 2015, respectively.

Use of Estimates

Preparation of these financial statements requires management to make certain estimates and assumptions, the most important of which relates to fair value measurements of the Plan’s investments. These estimates and assumptions are based on the best available information but actual results could be materially different.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Participant loans are measured at their unpaid principal balance, plus any accrued but unpaid interest.

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Expenses

Investment management fees charged by managers of mutual funds are borne by the Plan, and are included in “Net appreciation/(depreciation) in the fair value of investments.” Investment management fees charged by managers of collective trusts are borne by the Plan, and are included in “Net appreciation/(depreciation) in the fair value of investments” or “Investment management fees and other expenses” based on the underlying trust agreements.

Investment management fees charged by managers of separately managed accounts are borne by the Plan, and are included in “Investment management fees and other expenses.” The investment managers of the Multi-Market Hedge Fund Option, Multi-Strategy Hedge Fund Option, and Global Equity Long-Short Hedge Fund Option each charge an investment management fee that consists of a fixed asset-based management fee plus an annual incentive fee ranging from 15% to 20% of the net investment income earned above the fund’s high-water mark, if any, by each fund option. Effective August 31, 2016, the Plan discontinued the Multi-Strategy Hedge Fund Option. Effective October 31, 2016, the Plan discontinued the Multi-Market Hedge Fund Option. No investment management or incentive fees were incurred in connection with the discontinued funds, in each case, after the date of discontinuance.

Other expenses borne by the Plan, unless paid by the firm, consist of custodial, administrative, and investment advisory fees. Investment advisory fees are paid to Rocaton Investment Advisors, who advise the Retirement Committee on the selection and oversight of Plan investments. These Plan expenses, unless paid by the firm, are included in “Investment management fees and other expenses.”

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Investments

The investments of the Plan are reported at fair value.

The Bank Deposit option is a deposit obligation of Goldman Sachs Bank USA (GS Bank USA), a Federal Deposit Insurance Corporation (FDIC) insured New York State chartered bank and a member of the Federal Reserve System. The Bank Deposit option offers an FDIC insured deposit with a floating rate coupon indexed to the Federal Funds Rate.

Mutual funds and collective trust funds represent investments with various investment managers. Mutual funds are valued based on the quoted net asset value per share held. Collective trust funds are valued based on the net asset value per unit as reported by the investment managers.

Investments within separately managed accounts are described below:

Mutual funds and collective trust funds, as described above, may also be investments held within separately managed accounts.

Cash and cash equivalents include cash and certain short-term interest-bearing investments.

Securities purchased under agreements to resell (resale agreements) are transactions in which the Plan purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

Securities sold under agreements to repurchase (repurchase agreements) are transactions in which the Plan sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency obligations, investment-grade sovereign obligations, corporate debt securities and equity and convertible debentures.

The Plan receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements. To mitigate credit exposure, the investment managers monitor the market value of these financial instruments on a daily basis, and deliver or obtain additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the Plan typically requires collateral with a fair value approximately equal to the carrying value of the relevant assets in the statements of net assets available for benefits.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement.

Common stock (including real estate investment trusts structured as common stock), preferred stock, fixed income securities, and interests in exchange-traded options and futures contracts traded in active markets are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the investment managers’ (or independent third parties on behalf of the investment managers’) best estimate of fair value.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Forward foreign currency contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Plan records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers) utilizing their proprietary models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

See Note 9 for further information about derivatives.

Investments denominated in currencies other than the U.S. dollar are translated using exchange rates prevailing at the end of the periods presented. Purchases and sales of these investments are translated at the rate of exchange on the respective dates of such transactions. Interest income and expense are recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Purchases and sales of the investments within the Plan are reflected on a trade-date basis.

Due from Brokers and Other Receivables and Due to Brokers and Other Payables

“Due from brokers and other receivables” include cash balances held with brokers, receivables from unsettled sales transactions, and collateral posted in connection with certain derivative transactions. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, but not yet purchased. “Due to brokers and other payables” include payables from unsettled purchase transactions, collateral received in connection with certain derivative transactions, and margin loans payable. Certain of the Plan’s securities held by the clearing brokers or prime brokers are pledged to the brokers on terms that permit them to repledge the securities to others, subject to certain limitations. Securities held at custodians under custody agreements cannot be repledged to others by the custodian.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 3.

Investments at Fair Value

The table below presents a summary of the fair value of the Plan’s investments.

	As of December
$ in thousands	2016	2015
Assets

Bank deposit	$267,275	$240,484
Mutual funds	1,942,886	1,559,930
Collective trusts	2,720,675	2,260,903
Separately managed accounts:
Cash and cash equivalents	4,296	1,603
Certificates of deposit	2,200	700
Securities purchased under agreements to resell	32,098	11,852
Fixed income securities	249,326	432,191
Common and preferred stocks	1,133,055	1,509,580
Mutual funds	6,084	46,798
Real estate investment trusts	249,575	248,475
Derivatives	8,072	24,969

Total separately managed accounts	1,684,706	2,276,168

Total investment assets at fair value	$6,615,542	$6,337,485

Liabilities
Separately managed accounts:
Securities sold under agreements to repurchase	$—	$9,906
Derivatives	6,075	28,007
Investments sold, but not yet purchased, at fair value:
Fixed income securities	—	17,003
Common and preferred stocks	40,886	233,175
Real estate investment trusts	1,000	—

Total investment liabilities at fair value	$47,961	$288,091

Note 4.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments are marked at closing prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced parameters as inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads, and funding spreads.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument’s level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1.	Inputs are unadjusted quoted prices in active markets to which the Plan had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2.	Inputs to valuation techniques are observable, either directly or indirectly.

Level 3.	One or more inputs to valuation techniques are significant and unobservable.

Level 1 instruments are valued using quoted market prices for identical unrestricted instruments in active markets. The Plan defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Plan defines active markets for debt instruments based on both average daily trading volume and the number of days with trading activity.

Level 2 instrument valuations can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Level 3 instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the Plan uses other methodologies to determine fair value, which vary based on the type of instrument and include relevant broker quotations. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of level 3 instruments.

For valuation inputs involving broker quotations, consideration is given to the nature of the quotations (e.g., indicative or firm), and the relationship of recent market activity to the prices provided from alternative pricing sources.

The investment managers and custodian, on behalf of the Plan, use independent pricing sources to value Plan assets traded on exchanges and independent quoted prices or developed models for all assets not traded on exchanges. Investment managers review their valuation approaches on an ongoing basis and revise as necessary based on changing market conditions to ensure their valuations represent a fair value. Subsequently, the Plan uses other methodologies to determine fair value (e.g., relevant broker quotations), which vary based on the type of instrument.

Total Plan investment assets at fair value classified within level 3 as of December 2016 and December 2015 were $5.2 million and $88.5 million, respectively. As of December 2016 and December 2015, such amounts were approximately 0.1% and 1.4%, respectively, of “Investment assets at fair value.” See Note 2 and 3 for further information about investments at fair value.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Fair Value of Investment Assets and Investment Liabilities by Level

The tables below present, by level within the fair value hierarchy, investment assets and investment liabilities of the Plan accounted for at fair value. See Notes 2 and 3 for further information about investments at fair value.

	Investment Assets at Fair Value as of December 2016
$ in thousands	Level 1	Level 2	Level 3		Total
Bank deposit	$267,275	$—	$—		$267,275
Mutual funds	1,942,886	—	—		1,942,886
Collective trusts	2,720,675	—	—		2,720,675

Separately managed accounts:
Cash and cash equivalents	4,296	—	—		4,296
Certificates of deposit	—	2,200	—		2,200
Securities purchased under agreements to resell	—	32,098	—		32,098
Fixed income securities	108,343	137,218	3,765	[2]	249,326
Common and preferred stocks	1,131,608	—	1,447	[3]	1,133,055
Mutual funds[1]	6,084	—	—		6,084
Real estate investment trusts	249,575	—	—		249,575
Derivatives	—	8,072	—		8,072

Total separately managed accounts	1,499,906	179,588	5,212		1,684,706

Total investment assets at fair value	$6,430,742	$179,588	$5,212		$6,615,542

1.	Consists of money market funds and investments in funds that are primarily comprised of fixed income securities.

2.	Principally consists of collateralized debt obligations.

3.	Consists of private equity investments.

	Investment Liabilities at Fair Value as of December 2016
$ in thousands	Level 1	Level 2	Level 3	Total
Separately managed accounts:
Derivatives	$—	$6,075	$—	$6,075
Investments sold, but not yet purchased, at fair value:
Common and preferred stocks	40,886	—	—	40,886
Real estate investment trusts	1,000	—	—	1,000

Total investment liabilities at fair value	$41,886	$6,075	$—	$47,961

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

	Investment Assets at Fair Value as of December 2015
$ in thousands	Level 1	Level 2	Level 3		Total
Bank deposit	$240,484	$—	$—		$240,484
Mutual funds	1,559,930	—	—		1,559,930
Collective trusts	2,260,903	—	—		2,260,903

Separately managed accounts:
Cash and cash equivalents	1,603	—	—		1,603
Certificates of deposit	—	700	—		700
Securities purchased under agreements to resell	—	11,852	—		11,852
Fixed income securities	158,091	194,524	79,576	[2]	432,191
Common and preferred stocks	1,482,900	17,781	8,899	[3]	1,509,580
Mutual funds[1]	46,798	—	—		46,798
Real estate investment trusts	248,475	—	—		248,475
Derivatives	—	24,969	—		24,969

Total separately managed accounts	1,937,867	249,826	88,475		2,276,168

Total investment assets at fair value	$5,999,184	$249,826	$88,475		$6,337,485

1.	Consists of money market funds and investments in funds that are primarily comprised of fixed income securities.

2.	Principally consists of collateralized debt obligations.

3.	Consists of private equity investments.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

	Investment Liabilities at Fair Value as of December 2015
$ in thousands	Level 1	Level 2	Level 3	Total
Separately managed accounts:
Securities sold under agreements to repurchase	$—	$9,906	$—	$9,906
Derivatives	—	28,007	—	28,007
Investments sold, but not yet purchased, at fair value:
Fixed income securities	994	16,006	3	17,003
Common and preferred stocks	232,920	255	—	233,175

Total investment liabilities at fair value	$233,914	$54,174	$3	$288,091

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Transfers Between Levels of the Fair Value Hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur.

During 2016, transfers into level 2 from level 1 of investments were $3.9 million, primarily reflecting transfers of certain currency and commodity derivative liabilities due to reduced price transparency as a result of a lack of market evidence, including fewer market transactions in these instruments. During 2015, transfers into level 2 from level 1 of investments were $0.1 million, primarily reflecting transfers of certain currency and commodity derivative liabilities due to reduced price transparency as a result of a lack of market evidence, including fewer market transactions in these instruments.

Level 3 Rollforward

The table below presents a summary of the changes in fair value for level 3 investment assets. In the table below:

•	Changes in fair value are presented for all investment assets that are categorized as level 3 as of the end of the period.

•	Net unrealized gains/(losses) relate to investment assets still held at period-end.

	Level 3 Investment Assets at Fair Value for the Year Ended December 2016
$ in thousands	Fixed Income Securities	Common and Preferred Stocks	Total
Balance, beginning of year	$79,576	$8,899	$88,475
Net realized gains/(losses)[1]	5,226	539	5,765
Net unrealized gains/(losses)[2]	377	(68)	309
Purchases	653	—	653
Sales	(79,474)	(7,923)	(87,397)
Transfers out of level 3	(2,593)	—	(2,593)

Balance, end of year	$3,765	$1,447	$5,212

1.	Included in “Interest and dividends.”

2.	Included in “Net appreciation/(depreciation) in the fair value of investments.”

Transfers out of level 3 of $2.6 million during 2016 primarily reflected transfers to level 2 principally due to increased price transparency as a result of market evidence, including increased market transactions in these instruments.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

The table below presents changes in fair value for all investment assets categorized as level 3 as of the end of the period:

	Level 3 Investment Assets at Fair Value for the Year Ended December 2015
$ in thousands	Fixed Income Securities	Common and Preferred Stocks	Derivative Assets	Total
Balance, beginning of year	$101,575	$22,597	$117	$124,289
Net realized gains/(losses)[1]	(862)	1	—	(861)
Net unrealized relating to instruments still held at year-end[1]	(11,255)	(1,610)	(117)	(12,982)
Purchases	33,481	608	—	34,089
Sales	(39,865)	—	—	(39,865)
Settlements	(3,950)	(1,377)	—	(5,327)
Transfers into level 3	1,135	—	—	1,135
Transfers out of level 3	(683)	(11,320)	—	(12,003)

Balance, end of year	$79,576	$8,899	$—	$88,475

1.	Included in “Net appreciation/(depreciation) in the fair value of investments.”

Transfers into level 3 of $1.1 million during 2015 primarily reflected transfers of certain securities backed by residential real estate from level 2 principally due to reduced price transparency as a result of a lack of market evidence, including fewer market transactions in these instruments.

Transfers out of level 3 of $12.0 million during 2015 primarily reflected transfers to level 1 as a result of initial public offerings of certain private equity investments and the subsequent price transparency due to the listing on public exchanges.

Note 5.

Related Party Transactions and Party-In-Interest Transactions

An affiliate of the firm manages several mutual fund investment options within the Plan. These investments include the Goldman Sachs Financial Square Treasury Obligations Fund, Goldman Sachs Financial Square Money Market Fund (which was discontinued under the Plan as of July 1, 2016), Goldman Sachs Short Duration Government Fund, Goldman Sachs Core Fixed Income Fund, Goldman Sachs High Yield Fund, Goldman Sachs Large Cap Value Fund, Goldman Sachs Strategic Income Fund, Goldman Sachs Mid Cap Value Fund and Goldman Sachs Emerging Markets Equity Fund (which was added to the Plan as of April 1, 2016), each of which is an investment company registered under the Investment Company Act of 1940. No fees were paid for 2016 and 2015, or were payable by the Plan as of December 2016 and December 2015, for investment management services relating to any of these funds; however, investment advisory fees may be paid from the funds to the firm or its affiliates. Effective April 4, 2017, the Goldman Sachs Short Duration Government Fund, Goldman Sachs Core Fixed Income Fund, Goldman Sachs Large Cap Value Fund, Goldman Sachs Strategic Income Fund and Goldman Sachs Mid Cap Value Fund have been discontinued under the Plan. Effective June 6, 2017, the Goldman Sachs High Yield Fund and Goldman Sachs Emerging Markets Equity Fund have been discontinued under the Plan.

The Plan offers as an investment option the Company Stock Fund, which primarily invests in shares of the firm’s common stock. As of December 2016 and December 2015, the Plan’s interest in the Company Stock Fund represented 580,989 and 615,625 shares of the firm’s common stock with a fair market value of $139.1 million

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

and $111.0 million, respectively. Purchases of $6.6 million and $5.8 million and sales of $13.9 million and $4.9 million of the firm’s common stock were made through the Company Stock Fund during 2016 and 2015, respectively. The Company Stock Fund is managed by an affiliate of the Trustee.

GSAM Stable Value, LLC (GSAM Stable Value, formerly called Dwight Asset Management Company, LLC), an affiliate of the firm, manages a laddered fixed income investment option in the Plan. No fees are paid to GSAM Stable Value for acting as the laddered fixed income investment manager. Prior to July 1, 2015, this investment option included collective trust funds that were sub-advised by GSAM Stable Value and sponsored by Goldman Sachs Trust Company, N.A. (GSTC). Investment advisory fees were paid from the collective trust funds to GSTC, and may have been shared with GSAM Stable Value and other affiliates. Beginning July 1, 2015, the underlying GSAM Stable Value collective trust funds were removed from the Plan’s Laddered Bond Fund option and the proceeds were invested directly in the underlying fixed income securities and managed as a separately managed account. No fees are payable by the Plan to GSAM Stable Value or other affiliates to manage this separately managed account.

GS Bank USA, an affiliate of the firm, has a deposit obligation to the Plan under the Plan’s Bank Deposit option. No fees were paid for 2016 and 2015, or were payable by the Plan as of December 2016 and December 2015, for Bank Deposit obligations.

An affiliate of the Trustee manages several investment options within the Plan. These investments include the SSgA S&P 500® Index Non-Lending Series Fund, SSgA S&P MidCap® Index Non-Lending Series Fund, SSgA Russell Small Cap® Index Non-Lending Series Fund, and SSgA Emerging Markets Index Non-Lending Series Fund, each of which are collective trust funds, and the SSgA Hedged International Developed Equity Index Fund, which is a mutual fund. Effective April 4, 2017, the SSgA U.S. Bond Index Non-Lending Series Fund was added as an investment option within the Plan, which is a collective trust fund. Fees associated with the management of these collective trust funds qualify as party-in-interest transactions.

Note 6.

Plan Termination

The firm intends to continue the Plan indefinitely but reserves the right to discontinue or amend the Plan at any time subject to the provisions of ERISA. In the event of discontinuance, affected participants will become fully vested in the Firm Contributions and the related investment income as required by ERISA.

Note 7.

Income Tax Status

The Internal Revenue Service has determined, and informed the firm by a letter dated April 14, 2017, that the terms of the Plan conform to the requirements of section 401(a) of the Internal Revenue Code of 1986, as amended.

Note 8.

Reconciliation of Financial Statements to Form 5500

The tables below present the reconciliations from the Plan’s financial statements to the Form 5500.

	As of December
$ in thousands	2016	2015
Net assets available for benefits, per Statements of Net Assets Available for Benefits	$6,794,682	$6,442,271
Reduce by amounts allocated to withdrawing participants	(60,804)	(19,508)

Net assets, per the Form 5500	$6,733,878	$6,422,763

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

	Year Ended December
$ in thousands	2016	2015
Benefits paid, per Statements of Changes in Net Assets Available for Benefits	$449,172	$346,779
Add amounts allocated by withdrawing participants, end of year	60,804	19,508
Reduce for amounts allocated to withdrawing participants, beginning of year	(19,508)	(27,632)

Benefits paid to participants, per the Form 5500	$490,468	$338,655

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 2016 and December 2015, but had not yet been paid as of that date.

Note 9.

Financial Instruments with Off-Balance Sheet Risk

In accordance with the investment strategy of the separately managed accounts, the Plan’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance sheet market and credit risk, including investments sold, but not yet purchased. These investment liabilities involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of investments sold, but not yet purchased, may exceed the amount recognized in the financial statements.

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as over the counter derivatives. The Plan enters into various types of derivatives, including:

•	Futures and Forwards. Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

•

Swaps. Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.

•

Options. Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Market risk includes risk that arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates, in prices of commodities, and in prices of debt and equity securities. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The investment managers may limit the Plan’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

The Plan is subject to credit risk of counterparty nonperformance on derivative assets, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk. Derivatives are accounted for at fair value.

Derivatives are recorded on a gross basis in the statements of net assets available for benefits. The tables below present the fair value and the notional amount of derivative contracts by major product type on a gross basis. Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the Plan’s exposure. The tables below also present the amounts of counterparty netting and collateral that have not been offset in the statements of net assets available for benefits. Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the Plan’s derivative activity and do not represent anticipated losses.

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

	As of December 2016
$ in thousands	Derivative Assets	Derivative Liabilities	Notional Amount
Interest rates	$1,765	$1,052	$4,544,058
Credit	70	285	40,234
Currencies	2,967	2,578	248,596
Commodities	473	517	79,716
Equities	2,797	1,643	109,603

Gross fair value/notional amount of derivatives	$8,072	$6,075	$5,022,207

Amounts not offset in the statement of net assets available for benefits:
Counterparty netting	(1,337)	(1,337)
Collateral received/posted	(2,450)	(4,738)

Total	$4,285	$—

	As of December 2015
$ in thousands	Derivative Assets	Derivative Liabilities	Notional Amount
Interest rates	$1,640	$1,214	$3,307,698
Credit	677	805	33,192
Currencies	3,832	2,630	261,828
Commodities	355	3,337	111,973
Equities	18,465	20,021	1,232,560

Gross fair value/notional amount of derivatives	$24,969	$28,007	$4,947,251

Amounts not offset in the statement of net assets available for benefits:
Counterparty netting	(16,611)	(16,611)
Collateral received/posted	(7,264)	(6,078)

Total	$1,094	$5,318

The Goldman Sachs 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

The table below presents the net appreciation/(depreciation) in the fair value of derivatives (including gains and losses on derivatives bought and sold as well as held during the year) by major product type.

	Year Ended December
$ in thousands	2016	2015
Interest rates	$(778)	$525
Credit	(140)	337
Currencies	(1,089)	8,248
Commodities	3,233	(2,250)
Equities	4,480	8,464

Total	$5,706	$15,324

The Plan’s investment managers enter into various derivative transactions that are considered credit derivatives under U.S. GAAP. The Plan’s written and purchased credit derivatives include credit default swaps and total return swaps. Substantially all of the Plan’s written and purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds.

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
Bank Deposit
*GOLDMAN SACHS BANK USA BANK DEPOSIT ACCOUNT	267,274,852	$267,274,852

Total Bank Deposit	267,274,852	$267,274,852

Mutual Funds
ASHMORE EMERGING MARKETS LOCAL CURRENCY BOND FUND	3,024,791	$21,082,794
DODGE & COX INTERNATIONAL STOCK FUND	1,328,535	50,617,185
*GOLDMAN SACHS CORE FIXED INCOME FUND	5,470,493	56,947,830
*GOLDMAN SACHS EMERGING MARKETS EQUITY FUND	446,336	7,150,305
*GOLDMAN SACHS FINANCIAL SQUARE TREASURY OBLIGATIONS FUND	859,536,421	859,536,421
*GOLDMAN SACHS HIGH YIELD FUND	24,897,675	162,020,675
*GOLDMAN SACHS LARGE CAP VALUE FUND	7,391,462	124,250,468
*GOLDMAN SACHS MID CAP VALUE FUND	8,891,610	329,611,995
*GOLDMAN SACHS SHORT DURATION GOVERNMENT FUND	7,173,573	71,448,790
*GOLDMAN SACHS STRATEGIC INCOME FUND	2,175,156	20,968,501
*STATE STREET HEDGED INTERNATIONAL DEVELOPED EQUITY INDEX FUND	5,481,961	50,324,402
VANGUARD INFLATION-PROTECTED SECURITIES FUND	8,531,907	88,561,197
WESTERN ASSET CORE PLUS BOND FUND	8,788,605	100,365,873

Total Mutual Funds	943,138,526	$1,942,886,436

Collective Trusts
BLACKROCK 20+ TREASURY BOND INDEX FUND	1,344,583	$54,674,379
*SSGA EMERGING MARKETS INDEX NON-LENDING SERIES FUND	5,491,739	134,157,701
BLACKROCK EQUITY GROWTH INDEX FUND	6,341,161	142,071,808
BLACKROCK EQUITY VALUE INDEX FUND	6,742,021	190,017,110
BLACKROCK LIFEPATH® INDEX 2020 NON-LENDABLE FUND	2,218,610	44,550,583
BLACKROCK LIFEPATH® INDEX 2025 NON-LENDABLE FUND	3,653,428	77,819,113
BLACKROCK LIFEPATH® INDEX 2030 NON-LENDABLE FUND	4,205,394	93,889,214
BLACKROCK LIFEPATH® INDEX 2035 NON-LENDABLE FUND	4,887,319	114,019,205
BLACKROCK LIFEPATH® INDEX 2040 NON-LENDABLE FUND	5,580,509	135,241,955
BLACKROCK LIFEPATH® INDEX 2045 NON-LENDABLE FUND	6,168,671	155,043,990
BLACKROCK LIFEPATH® INDEX 2050 NON-LENDABLE FUND	4,668,133	121,214,605
BLACKROCK LIFEPATH® INDEX 2055 NON-LENDABLE FUND	3,558,281	66,807,074
BLACKROCK LIFEPATH® RETIREMENT INDEX NON-LENDABLE FUND	2,144,398	37,985,017
*SSGA S&P MIDCAP® INDEX NON-LENDING SERIES FUND	7,529,613	233,877,316
*SSGA RUSSELL 2000® INDEX NON-LENDING SERIES FUND	7,900,446	203,610,295
*SSGA S&P 500® INDEX NON-LENDING SERIES FUND	18,741,971	915,695,243

Total Collective Trusts	91,176,278	$2,720,674,609

Separately Managed Accounts
Cash and Cash Equivalents
AUSTRALIAN DOLLAR	10,735	$7,773
BRAZILIAN REAL	976	300
CANADIAN DOLLAR	129,653	96,680
COLOMBIAN PESO	51,771,350	17,240
DANISH KRONE	27,357,388	3,880,728
EGYPTIAN POUND	79,788	4,401
EURO CURRENCY	5,587	5,893
HONG KONG DOLLAR	1	0
INDIAN RUPEE	2,523	37
INDONESIAN RUPIAH	2	0
JAPANESE YEN	7,984,345	68,458
MALAYSIAN RINGGIT	481	107
MEXICAN PESO (NEW)	105	5
NEW ISRAELI SHEQEL	7,224	1,877
NEW TAIWAN DOLLAR	214	7
NEW ZEALAND DOLLAR	466	325
NIGERIAN NAIRA	23,404,550	74,309
POLISH ZLOTY	269	64
POUND STERLING	100,680	124,406
SINGAPORE DOLLAR	449	311
SOUTH AFRICAN RAND	93,396	6,830
SOUTH KOREAN WON	11,524	10
SWEDISH KRONA	20,556	2,263
SWISS FRANC	2,479	2,440
TURKISH LIRA	5,113	1,454
YUAN RENMINBI	1	0

Total Cash and Cash Equivalents	110,989,853	$4,295,915

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
Certificates of Deposit
SUMITOMO TR & BKNG C	600,000	$600,000
NORINCHUKIN BK	500,000	500,000
MITSUBISHITST+BNK CC	100,000	100,000
SUMITOMO MITSUI BKG CORP	100,000	100,000
NATIXIS NY	900,000	900,000

Total Certificates of Deposit	2,200,000	$2,200,000

Securities Purchased Under Agreements to Resell
PARIBAS REPO	15,400,000	$15,400,000
REPO BANK AMERICA	15,400,000	15,400,000
REPO BNP PARIBAS SECURITIES CO	661,830	698,065
REPO TORONTO DOMINION	600,000	600,000

Total Securities Purchased Under Agreements to Resell	32,061,830	$32,098,065

Fixed Income Securities
ABBVIE INC 1.8% 14 May 2018	$800,000	$800,601
ACCESS GROUP INC 1% 25 Aug 2023	33,626	33,445
ACCESS GROUP INC 1% 25 Jul 2056	450,760	445,301
ACTAVIS FUNDING SCS 2.35% 12 Mar 2018	500,000	502,891
ACTAVIS FUNDING SCS 3% 12 Mar 2020	100,000	101,386
ADELQ 7.5 ESC ADELPHIA COMM 7.5% 01/04 NA ESCROW	8,100	—
ADLAC 10.25 ESC ADELPH COM 10.25 11/1/06 NA ESC	23,947	—
ADLAC CV3.25ESC ADLAC 3.25 05/01/21 NA ESCROW	2,031,000	—
AEGIS ASSET BACKED SECURITIES 1% 25 Oct 2035	51,227	50,839
AERCAP IRELAND CAP/GLOBA 3.75% 15 May 2019	500,000	509,375
AERO INV RCFUSD AERO INVENTORY RCF USD	2,296,809	941
AETNA INC 1% 08 Dec 2017	100,000	100,345
AETNA INC 1.9% 07 Jun 2019	925,000	922,879
AFRICAN DEVELOPMENT BANK 5.25% 23 Mar 2022	200,000	159,687
ALGOSAIBI TL SYND ALGOSAIBI TL SYNDICATE 05/08/13	25,324	4,495
ALLY FINANCIAL INC 3.25% 13 Feb 2018	400,000	402,000
ALLY FINANCIAL INC 8% 01 Nov 2031	100,000	115,992
AMAFP TL A 1L EUR CAMAIEU INTERNATIONAL SAS TL A 1L EUR	286,993	262,980
AMERICAN EXPRESS CREDIT 1.8% 31 Jul 2018	1,200,000	1,201,543
AMERICAN INTL GROUP 5.85% 16 Jan 2018	600,000	625,660
AMERICAN MUNI PWR OHIO INC OHR 7.734% 15 Feb 2033	100,000	135,241
AMERIQUEST MORTGAGE SECURITIES 1% 25 Sep 2033	170,073	157,860
AMORTIZING RESIDENTIAL COLLATE 1% 25 Oct 2034	480,282	460,464
ANHEUSER BUSCH COS LLC 5.5% 15 Jan 2018	600,000	623,462
ANHEUSER BUSCH INBEV FIN 1.9% 01 Feb 2019	1,275,000	1,276,830
ANHEUSER BUSCH INBEV FIN 3.3% 01 Feb 2023	300,000	305,320
ANHEUSER BUSCH INBEV WOR 2.2% 01 Aug 2018	595,000	599,020
ARES CLO LTD 1% 05 Dec 2025	500,000	500,000
ARES CLO LTD 1% 17 Jan 2024	500,000	500,002
AT+T INC 2.8% 17 Feb 2021	100,000	99,206
AT+T INC 3.875% 15 Aug 2021	50,000	51,622
AT+T INC 5.5% 01 Feb 2018	150,000	155,849
AT+T INC 5.875% 01 Oct 2019	500,000	546,460
ATRIUM CDO CORP 1% 23 Oct 2024	500,000	500,000
AUST + NZ BANKING GRP NY 1.5% 16 Jan 2018	900,000	899,375
AUTOGB TL 1L EUR AUTOBAR TL 1L EUR	22,476	13,531
AVALONBAY COMMUNITIES 2.95% 15 Sep 2022	400,000	398,744
AWAL LC ADIB AWAL BANK LC ADIB	851,064	174,468
AWAL LC CLAIM AWAL BANK LC CLAIM	332,019	68,064
AWAL SYN CALYON AWAL BANK SYN CALYON	430,108	88,172
AWAL SYN CLAIM AWAL BANK SYN CLAIM	370,120	75,875
B 01/05/17 TREASURY BILL 0 01/05/2017	278,000	277,994
BANC OF AMERICA COMMERCIAL MOR 1% 10 Feb 2051	901,433	913,894
BANC OF AMERICA MORTGAGE SECUR 1% 25 Jul 2035	23,538	21,677
BANC OF AMERICA MORTGAGE SECUR 1% 25 Sep 2035	156,194	149,759
BANCA CARIGE SPA 3.875% 24 Oct 2018	100,000	110,620
BANK OF AMERICA CORP 2.25% 21 Apr 2020	825,000	820,190
BANK OF AMERICA CORP 5.65% 01 May 2018	400,000	419,105
BANK OF AMERICA CORP 6.875% 25 Apr 2018	1,425,000	1,514,647
BANK OF NOVA SCOTIA 1.875% 26 Apr 2021	300,000	292,674
BARCLAYS DRYROCK ISSUANCE TRUS 1.52% 16 May 2022	350,000	346,798
BAXALTA INC 2% 22 Jun 2018	300,000	300,016
BAYER US FINANCE LLC 1% 06 Oct 2017	400,000	399,382
BEAR STEARNS ADJUSTABLE RATE M 1% 25 Aug 2035	41,551	35,336
BEAR STEARNS ADJUSTABLE RATE M 1% 25 Mar 2035	32,400	32,612
BEAR STEARNS ADJUSTABLE RATE M 1% 25 Oct 2035	2,428	2,432
BEAR STEARNS ALT A TRUST 1% 25 Nov 2036	311,951	242,617
BEAR STEARNS ASSET BACKED SECU 1% 25 Oct 2034	600,000	603,069
BEAR STEARNS STRUCTURED PRODUC 1% 26 Jan 2036	90,463	70,878
BECTON DICKINSON AND CO 1.8% 15 Dec 2017	464,000	465,055
BERKSHIRE HATHAWAY ENERG 2% 15 Nov 2018	375,000	376,616
BK TOKYO MITSUBISHI UFJ 1.7% 05 Mar 2018	600,000	598,073
BLACK HILLS CORP 2.5% 11 Jan 2019	200,000	200,797
BMW US CAPITAL LLC 1.5% 11 Apr 2019	275,000	272,391
BONOS Y OBLIG DEL ESTADO 2.9% 31 Oct 2046	300,000	336,131
BONOS Y OBLIG DEL ESTADO 5.15% 31 Oct 2044	475,000	759,810
BPCE SA 2.5% 10 Dec 2018	500,000	504,387
BPCE SA 2.65% 03 Feb 2021	250,000	249,595
BRFKREDIT A/S 2% 01 Oct 2017	14,400,000	2,077,838

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
BRFKREDIT A/S 2% 01 Oct 2047	1,400,000	193,272
BRFKREDIT A/S 2.5% 01 Oct 2047	1,900,000	265,594
BRFKREDIT A/S 3% 01 Oct 2047	252,736	36,524
BRISCON RES AUD BRISCON RESERVE FACILITY	16	1
BRISCON SWAPS AUD BRISCON SWAPS	51,566	837
BRISCON TL AUD BRISCON TERM FACILITY	374,538	6,078
BRITISH COLUMBIA PROV OF 2.7% 18 Dec 2022	100,000	78,073
BROD06-2AA1AD_AES BROD 2006-2A A1AD FLT 02/01/2049 144A ESCROW	1	—
BROD06-2AA1AT_AES BROD 2006-2A A1AT FLT 02/01/2049 144A ESCROW	2	—
BROD2_PHOENIX BROD2_PHOENIX CLAIM	1,805	902
BUONI POLIENNALI DEL TES 0.45% 01 Jun 2021	800,000	842,951
BUONI POLIENNALI DEL TES 2.7% 01 Mar 2047	400,000	404,758
BUONI POLIENNALI DEL TES 3.25% 01 Sep 2046	600,000	677,436
BUONI POLIENNALI DEL TES 4% 01 Feb 2037	400,000	518,760
BUONI POLIENNALI DEL TES 5% 01 Sep 2040	100,000	145,766
CAISSE FRANCAISE DE FIN 5.25% 16 Feb 2017	400,000	400,960
CALNOR 14.125 ESC CALLAHAN NRH WESTF 14.125 07/15/11 (NON-ACC) ESC	9,000	—
CAMBR 7A B_A CAMBR 7A B FLT 06/12/2042 144A	96,752	—
CANADIAN GOVERNMENT RRB 1.5% 01 Dec 2044	111,670	104,397
CAPITAL ONE MULTI ASSET EXECUT 1.6% 17 May 2021	1,000,000	1,002,757
CAPITAL ONE NA 1.85% 13 Sep 2019	875,000	865,054
CARDS II TRUST 1% 15 Jul 2021	500,000	501,862
CATAMARAN CLO LTD 1% 20 Dec 2023	500,000	499,998
CELSA AMORT CELSA AMORT	969	206
CELSA AMORT II CELSA AMORT II	29	6
CELSA AMORT III CELSA AMORT III	118	25
CELSA BULLET A CELSA BULLET A	7,836	1,667
CELSA BULLET B CELSA BULLET B	519	110
CELSA EXCH A PIK CELSA EXCH A PIK	5,857	1,246
CHARTER COMM OPT LLC/CAP 4.464% 23 Jul 2022	200,000	209,006
CHARTER COMM OPT LLC/CAP 6.384% 23 Oct 2035	300,000	342,550
CHRYSLER CAPITAL AUTO RECEIVAB 1.47% 15 Apr 2019	161,240	161,347
CIFC FUNDING LTD 1% 17 Jan 2027	500,000	499,998
CIFC FUNDING LTD 1% 17 Oct 2026	500,000	500,000
CIT EDUCATION LOAN TRUST 1% 15 Mar 2026	696,908	691,373
CITIGROUP INC 1% 01 May 2017	550,000	550,422
CITIGROUP INC 1% 07 Jun 2019	200,000	201,553
CITIGROUP INC 1% 30 Jul 2018	200,000	201,245
CITIGROUP INC 1.75% 01 May 2018	1,600,000	1,596,590
CITIGROUP INC 2.05% 07 Dec 2018	275,000	274,969
CITIGROUP INC 2.15% 30 Jul 2018	125,000	125,414
CITIGROUP INC 2.5% 26 Sep 2018	25,000	25,239
CITIGROUP INC 6.125% 15 May 2018	25,000	26,375
CLEVELAND ELECTRIC ILLUM 5.7% 01 Apr 2017	189,000	190,715
CO OP GRP HLDS 1% 08 Jul 2020	200,000	278,807
COMMERCIAL MORTGAGE LOAN TRUST 1% 10 Dec 2049	254,886	259,841
COMMONWEALTH BK AUSTR NY 1.625% 12 Mar 2018	700,000	699,482
COMPASS BANK 1.85% 29 Sep 2017	400,000	399,092
COMUNIDAD DE MADRID 4.3% 15 Sep 2026	400,000	519,986
CONSOLIDATED EDISON INC 2% 15 May 2021	100,000	97,733
CORDATUS 1% 25 Jul 2024	148,947	156,565
COUNTRYWIDE ALTERNATIVE LOAN T 1% 20 Dec 2046	170,282	122,710
COUNTRYWIDE HOME LOANS 1% 25 Mar 2035	70,549	64,453
CRED SUIS GP FUN LTD 3.8% 09 Jun 2023	250,000	249,725
CREDIT AGRICOLE LONDON 3% 01 Oct 2017	300,000	303,161
CREDIT AGRICOLE SA 1% 19 Sep 2033	300,000	322,725
CREDIT SUISSE 6.5% 08 Aug 2023	200,000	212,450
CREDIT SUISSE FIRST BOSTON MOR 1% 25 Oct 2034	12,289	11,490
CREDIT SUISSE NEW YORK 1% 29 Jan 2018	650,000	650,945
CREDIT SUISSE NEW YORK 1.75% 29 Jan 2018	1,000,000	998,015
CVS HEALTH CORP 2.125% 01 Jun 2021	175,000	171,595
CVS HEALTH CORP 2.8% 20 Jul 2020	700,000	710,224
D.R. HORTON INC 3.75% 01 Mar 2019	300,000	306,000
DAIMLER FINANCE NA LLC 2.375% 01 Aug 2018	300,000	302,258
DANAHER CORP 1.65% 15 Sep 2018	200,000	200,267
DANONE SA 1.691% 30 Oct 2019	650,000	641,862
DEUTSCHE BANK AG 2.85% 10 May 2019	200,000	199,151
DEUTSCHE BANK AG 4.25% 14 Oct 2021	500,000	501,928
DISCOVER BANK 2.6% 13 Nov 2018	450,000	453,902
DOMINION RESOURCES INC 1.6% 15 Aug 2019	75,000	73,857
DOMINION RESOURCES INC 1.9% 15 Jun 2018	600,000	600,313
DRYDEN SENIOR LOAN FUND 1% 15 Jan 2025	500,000	499,998
DUKE ENERGY FLORIDA LLC 5.65% 15 Jun 2018	400,000	422,876
EATON VANCE CDO LTD 1% 22 Feb 2027	17,775	18,695
ECMC GROUP STUDENT LOAN TRUST 1% 26 Jul 2066	603,505	601,725
EMD FINANCE LLC 1.7% 19 Mar 2018	400,000	398,641
EMERA US FINANCE LP 2.15% 15 Jun 2019	350,000	349,421
ENERGY TRANSFER PARTNERS 6.7% 01 Jul 2018	300,000	318,709
ENTERGY TEXAS INC 7.125% 01 Feb 2019	200,000	220,098
ENTERPRISE PRODUCTS OPER 1.65% 07 May 2018	900,000	897,472
ESC-CDO 0.0 II ESCROW COMDISCO MTN 0.00 II	29,000	—
ESC-CDO 0.0% I ESCROW COMDISCO MTN 0.00 I	44,000	—
ESLR 4 13 NA EVERGREEN SOLAR INC 4 07/15/2013 (DEFAULT)	20,000	76
EUROPEAN INVESTMENT BANK 0.5% 10 Aug 2023	200,000	116,343
EUROPEAN INVESTMENT BANK 0.5% 21 Jul 2023	200,000	118,834
EUROSAIL PLC 1% 13 Jun 2045	229,064	268,541
FANNIE MAE 1% 25 Jan 2044	45,148	45,142
FANNIE MAE 1% 25 May 2036	83,275	82,813
FANNIE MAE 2.125% 24 Apr 2026	100,000	94,569

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
FANNIE MAE 2.5% 25 Dec 2041	173,977	173,850
FED HOME LN DISCOUNT NT 0.01% 05 Jan 2017	7,700,000	7,699,838
FEDERAL HOME LOAN BANK 1.25% 08 Jun 2018	1,845,000	1,849,199
FEDERAL HOME LOAN BANK 1.625% 14 Jun 2019	720,000	723,493
FHLMC MULTIFAMILY STRUCTURED P 1% 25 Sep 2020	500,000	508,651
FHLMC MULTIFAMILY STRUCTURED P 1.981% 25 Oct 2022	897,188	892,603
FIDELITY NATIONAL INFORM 2.85% 15 Oct 2018	375,000	381,522
FINN SQUARE CLO LTD 1% 24 Dec 2023	500,000	500,009
FNMA POOL AB2503 4.5% 01 Mar 2031	13,230	14,251
FNMA POOL AL1674 1% 01 May 2042	434,029	446,741
FNMA POOL AL5548 1% 01 May 2038	184,907	195,958
FNMA POOL MA0634 4.5% 01 Jan 2031	11,362	12,234
FORD CREDIT AUTO OWNER TRUST/F 2.03% 15 Dec 2027	400,000	393,392
FORD CREDIT FLOORPLAN MASTER O 1.95% 15 Nov 2021	950,000	949,811
FORD MOTOR CREDIT CO LLC 2.021% 03 May 2019	200,000	198,165
FORD MOTOR CREDIT CO LLC 2.24% 15 Jun 2018	300,000	300,407
FORD MOTOR CREDIT CO LLC 5% 15 May 2018	900,000	935,307
FOREST LABORATORIES LLC 4.375% 01 Feb 2019	600,000	623,483
FRANCE (GOVT OF) 3.25% 25 May 2045	200,000	290,295
FRANCE (GOVT OF) 4% 25 Oct 2038	300,000	474,029
FRANCE (GOVT OF) 4.5% 25 Apr 2041	1,100,000	1,877,244
FRBOSA SS 10 18 BONHOM SAS 10 06/30/2018	368	397
FREDDIE MAC 1% 15 Jan 2038	346,836	182,253
FREDDIE MAC 1% 15 Jul 2036	6,962	6,952
FREDDIE MAC 2.5% 15 May 2045	411,913	411,776
FREDDIE MAC 3% 15 Nov 2044	601,787	617,361
FREDDIEMAC STRIP 1% 15 Sep 2042	265,854	264,630
FREDN 02/17/17 FREDDIE MAC DISCOUNT NT 0 02/17/2017	56,000	55,960
FREDN 05/16/17 FREDDIE MAC DISCOUNT NT 0 05/16/2017	150,000	149,689
GALLATIN FUNDING LTD 1% 15 Jul 2023	120,605	120,593
GE CAPITAL INTL FUNDING 3.373% 15 Nov 2025	400,000	406,630
GENERAL ELECTRIC CO 4.375% 16 Sep 2020	200,000	214,970
GENERALITAT DE CATALUNYA 4.9% 15 Sep 2021	500,000	563,197
GHG MSL 1A TL GBP GHG MINORITY SENIOR LOAN 1 A	216,124	250,279
GHG MSL 1B TL GBP GHG MINORITY SENIOR LOAN 1 B	82,092	93,042
GHG MSL 1C TL GBP GHG MINORITY SENIOR LOAN 1 C	77,778	87,195
GHG MSL 1D TL GBP GHG MINORITY SENIOR LOAN 1 D	77,778	86,237
GHG MSL 2A TL GBP GHG MINORITY SENIOR LOAN 2 A	144,083	166,853
GHG MSL 2B TL GBP GHG MINORITY SENIOR LOAN 2 B	54,728	62,028
GHG MSL 2C TL GBP GHG MINORITY SENIOR LOAN 2 C	51,852	58,130
GHG MSL 2D TL GBP GHG MINORITY SENIOR LOAN 2 D	51,852	57,492
GILEAD SCIENCES INC 2.35% 01 Feb 2020	250,000	251,299
GM 8.375% 7/15/2033 - ESCROW GM 8.375% 7/15/2033 - ESCROW	112,000	11
GMAC MORTGAGE CORPORATION LOAN 1% 25 Jun 2034	33,108	32,351
GMF FLOORPLAN OWNER REVOLVING 1.96% 17 May 2021	400,000	397,998
GNMA II POOL MA1376 4% 20 Oct 2043	1,287,366	1,371,774
GOLDEN CREDIT CARD TRUST 1.6% 15 Sep 2021	600,000	593,386
GOLDENTREE LOAN OPPORTUNITIES 1% 29 Oct 2026	500,000	499,997
GOVERNMENT NATIONAL MORTGAGE A 1% 20 Aug 2066	99,286	99,726
GOVERNMENT NATIONAL MORTGAGE A 1% 20 Nov 2066	400,000	400,054
GP PORTFOLIO TRUST 1% 15 Feb 2027	145,578	145,894
HALLIBURTON CO 2% 01 Aug 2018	600,000	601,657
HBOS PLC 6.75% 21 May 2018	254,000	267,842
HCP INC 3.75% 01 Feb 2019	500,000	514,049
HCSTAR TLE1 1L US HC TL E1 1L USD	21,739	18,641
HEAT 07-2 M1 ESC HEAT 2007-2 M1 0.75875 07/25/2037 ESC	1	—
HELLENIC RAILWAY ORG 4.028% 17 Mar 2017	100,000	104,157
HIGHER EDUCATION FUNDING 1% 25 Feb 2030	86,686	86,092
HOME DEPOT INC 2% 15 Jun 2019	475,000	479,136
HSBC HOLDINGS PLC 1% 29 Dec 2049	200,000	207,102
HSBC USA INC 1% 24 Sep 2018	300,000	300,685
HSBC USA INC 2.375% 13 Nov 2019	500,000	501,288
IBERDROLA FIN IRELAND 5% 11 Sep 2019	300,000	320,203
INDYMAC INDX MORTGAGE LOAN TRU 1% 25 Sep 2035	130,930	109,438
ING BANK NV 1.8% 16 Mar 2018	900,000	898,852
ING BANK NV 2.625% 05 Dec 2022	300,000	297,414
INTEL CORP 2.45% 29 Jul 2020	600,000	608,459
INTESA SANPAOLO SPA 3.875% 16 Jan 2018	500,000	506,646
INTESA SANPAOLO SPA 5.71% 15 Jan 2026	200,000	190,856
IPAYMENT INC TL 5/08/2017 L+52 IPAYMENT INC TL 5/08/2017 L+52	16,973	16,378
ITALY GOV T INT BOND 6% 04 Aug 2028	100,000	151,032
IVGCON 3M TLA2PIK IVG CONCRETE PRE-FUND3 TLA2 W M DEAL GLBL PIK TGL	989	972
IVGCON 3M TLA3PIK IVG CONCRETE PRE-FUND 3 TLA3 3M DEAL GBL PIK TGL	137	135
IVGCON 7M TLA2PIK IVG CONCRETE PRE-FUND2 TLA2-7M DEAL GLOBAL PIK TGL	776	762
IVGCON 7M TLA3PIK IVG CONCRETEPRE-FUND 2 TLA3 7M DEAL GLOBAL PIK TGL	549	539
JABER TL UNSEC US AL TL UNSEC USD	4,264	1,599
JAPAN (20 YEAR ISSUE) 1.4% 20 Sep 2034	160,000,000	1,592,523
JAPAN (20 YEAR ISSUE) 1.5% 20 Mar 2033	20,000,000	202,109
JAPAN (20 YEAR ISSUE) 1.7% 20 Sep 2032	460,000,000	4,773,452
JAPAN (30 YEAR ISSUE) 0.5% 20 Sep 2046	70,000,000	567,424
JAPAN TREASURY DISC BILL 0.01% 06 Mar 2017	150,000,000	1,286,703

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
JAPAN TREASURY DISC BILL 0.01% 13 Mar 2017	820,000,000	7,034,403
JAPAN TREASURY DISC BILL 0.01% 16 Jan 2017	360,000,000	3,086,615
JAPAN TREASURY DISC BILL 0.01% 21 Mar 2017	830,000,000	7,120,678
JAPAN TREASURY DISC BILL 0.01% 27 Feb 2017	50,000,000	428,869
JM SMUCKER CO 1.75% 15 Mar 2018	400,000	400,522
JP MORGAN CHASE COMMERCIAL MOR 1% 12 Feb 2049	228,496	229,869
JP MORGAN CHASE COMMERCIAL MOR 5.42% 15 Jan 2049	195,230	195,281
JP MORGAN MORTGAGE TRUST 1% 25 Apr 2035	62,533	62,741
JPMORGAN CHASE + CO 1% 25 Apr 2018	500,000	501,409
JPMORGAN CHASE + CO 2.295% 15 Aug 2021	1,175,000	1,153,232
JPMORGAN CHASE + CO 2.75% 23 Jun 2020	375,000	378,392
JPMORGAN CHASE + CO 6% 15 Jan 2018	1,050,000	1,095,281
JPN BANK FOR INT L COOP 2% 04 Nov 2021	200,000	195,032
JURYS INN MEZZEUR JURYS INN MEZZ FACILITY AGREEMENT-EURO FACILITY	109,989	113,529
JURYS INN MEZZGBP JURYS INN MEZZ FACILTY AGREEMENT-STERLING FACILTY	485,345	585,962
KBC BANK NV 1% 25 Jan 2023	200,000	210,900
KINDER MORGAN ENER PART 2.65% 01 Feb 2019	400,000	402,104
KINDER MORGAN INC/DELAWA 3.05% 01 Dec 2019	300,000	304,307
KINDER MORGAN INC/DELAWA 7.25% 01 Jun 2018	200,000	213,134
KLA TENCOR CORP 3.375% 01 Nov 2019	200,000	204,752
KOMMUNALBANKEN AS 1% 16 Jun 2020	300,000	300,320
KRAFT HEINZ FOODS CO 2.8% 02 Jul 2020	475,000	479,513
LBHI CLASS 9A LBHI CLASS 9A (CLAIM NO. 31519)	46,904	1,568
LBIE CLAIM GBP2 LBIE CLAIM GBP2	212,000	75,339
LCPI OZ CLAIM LCPI CLAIM WDAC	9,740	97
LETRA TESOURO NACIONAL 0.01% 01 Jul 2017	7,800,000	2,260,478
LLOYDS BANK PLC 1.75% 16 Mar 2018	400,000	399,429
LLOYDS BANK PLC 2.05% 22 Jan 2019	200,000	199,808
LLOYDS BANKING GROUP PLC 1% 29 Dec 2049	200,000	261,097
LOS ANGELES CNTY CA PUBLIC WKS 7.618% 01 Aug 2040	300,000	428,082
LUDGATE FUNDING PLC 1% 01 Jan 2061	628,870	680,806
LYB S91 CANT CH LYB S91 CANT TRADE CLAIM 01/31/2025	150,000	13,500
LYB S91 CANT LYB S91 CANT TRADE CLAIM 01/31/2025	194,300	17,487
MACQUARIE BANK LTD 2.35% 15 Jan 2019	250,000	250,617
MACQUARIE BANK LTD 2.85% 29 Jul 2020	250,000	250,926
MADISON PARK FUNDING LTD 1% 20 Apr 2026	500,000	500,000
MAGELLAN MIDSTREAM PARTN 6.55% 15 Jul 2019	300,000	332,001
MALIN CLO BV 1% 07 May 2023	201,592	212,420
MASSACHUSETTS EDUCATIONAL FINA 1% 25 Apr 2038	589,393	583,469
MAXIS LOANS SECURITISATION 1% 12 Sep 2041	17,537	12,730
MCKESSON CORP 1.4% 15 Mar 2018	600,000	597,555
MEAD JOHNSON NUTRITION C 3% 15 Nov 2020	75,000	75,940
MEDTRONIC INC 1.375% 01 Apr 2018	400,000	399,315
MERRILL LYNCH 1% 01 Jul 2020	249,660	185,747
MERRILL LYNCH MORTGAGE INVESTO 1% 25 Feb 2035	50,562	50,544
MERRILL LYNCH MORTGAGE INVESTO 1% 25 Feb 2036	26,592	24,711
MERRILL LYNCH MORTGAGE TRUST 5.69% 12 Feb 2051	649,547	662,395
MLCC MORTGAGE INVESTORS INC 1% 25 Nov 2029	187,242	180,634
MLST IV-A A1A_ESC MLST IV-A A1A FLT 08/04/2047 144A ESCROW	1	—
MLST IV-A A1B_ESC MLST IV-A A1B FLT 08/04/2047 144A ESCROW	1	—
MLST IV-A A1C_ESC MLST IV-A A1C FLT 08/04/2047 144A ESCROW	1	—
MLST4_ BLACKBURN MLST4_BLACKBURN CLAIM	47,683	35,762
MLST4_MS CLAIM MLST4_MS CLAIM	922	461
MLST4_PHOENIX MLST4_PHOENIX CLAIM	344	172
MNPT 06-1A B_A MNPT 2006-1A B FLT 10/06/2042 144A	137,742	28
MOLSON COORS BREWING CO 1.45% 15 Jul 2019	325,000	320,206
MORGAN STANLEY 2.375% 23 Jul 2019	600,000	601,709
MORGAN STANLEY 2.5% 21 Apr 2021	1,450,000	1,434,236
MORGAN STANLEY BAML TRUST 1% 15 Dec 2048	1,470,636	71,079
MORGAN STANLEY MORTGAGE LOAN T 1% 25 Feb 2047	165,573	116,570
MORGAN STANLEY MORTGAGE LOAN T 1% 25 Jan 2035	266,460	245,607
MORGAN STANLEY REREMIC TRUST 1% 12 Aug 2045	228,421	228,973
MUFG AMERICAS HLDGS CORP 2.25% 10 Feb 2020	200,000	197,869
NAVIENT CORP 5.5% 15 Jan 2019	200,000	207,500
NAVIENT STUDENT LOAN TRUST 1% 25 Jun 2065	1,877,020	1,895,952
NAVIENT STUDENT LOAN TRUST 1% 25 Mar 2066	592,814	598,857
NBCUNIVERSAL MEDIA LLC 5.15% 30 Apr 2020	950,000	1,038,848
NCOVE 06-3A A_A 2 NCOVE 2006-3A A FLT 03/10/2046 144A	111,054	11
NEG 10.375 UNIT NATL ENERGY 10.375% UNIT FROM REORG	3,671,034	—
NELNET STUDENT LOAN TRUST 1% 22 Jun 2026	154,297	153,719
NEWGATE FUNDING PLC 1% 01 Dec 2050	341,639	392,907
NEXTERA ENERGY CAPITAL 2.3% 01 Apr 2019	100,000	100,761
NISOURCE FINANCE CORP 6.4% 15 Mar 2018	400,000	421,262
NISSAN MASTER OWNER TRUST RECE 1.54% 15 Jun 2021	300,000	298,837
NOMURA ASSET ACCEPTANCE CORPOR 1% 25 Aug 2034	34,043	32,361
NORDEA KREDIT REALKREDIT 2% 01 Oct 2017	1,600,000	230,871
NORDEA KREDIT REALKREDIT 2% 01 Oct 2047	1,400,000	193,530
NORDEA KREDIT REALKREDIT 2.5% 01 Oct 2037	96,181	14,069
NORDEA KREDIT REALKREDIT 2.5% 01 Oct 2047	3,069,299	439,743
NORDEA KREDIT REALKREDIT 3% 01 Oct 2047	626,693	92,143
NORTHERN STATES PWR MINN 2.2% 15 Aug 2020	200,000	200,307

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
NOVO BANCO SA 5% 14 May 2019	100,000	71,724
NV ENERGY INC 6.25% 15 Nov 2020	225,000	255,161
NYKREDIT REALKREDIT AS 1% 01 Apr 2017	900,000	128,087
NYKREDIT REALKREDIT AS 1% 01 Jan 2018	7,500,000	1,077,728
NYKREDIT REALKREDIT AS 1% 01 Jul 2017	4,200,000	599,375
NYKREDIT REALKREDIT AS 1% 01 Oct 2017	2,900,000	415,584
NYKREDIT REALKREDIT AS 2% 01 Jul 2017	1,600,000	229,548
NYKREDIT REALKREDIT AS 2% 01 Oct 2017	1,600,000	230,871
NYKREDIT REALKREDIT AS 2% 01 Oct 2037	3,862,064	555,926
NYKREDIT REALKREDIT AS 2% 01 Oct 2047	900,000	121,667
NYKREDIT REALKREDIT AS 2.5% 01 Oct 2037	1,385,634	202,748
NYKREDIT REALKREDIT AS 2.5% 01 Oct 2047	5,347,169	765,339
NYKREDIT REALKREDIT AS 3% 01 Oct 2047	3,585,190	527,133
ONTARIO (PROVINCE OF) 2.4% 02 Jun 2026	100,000	74,010
ONTARIO (PROVINCE OF) 3.15% 02 Jun 2022	500,000	397,785
ONTARIO (PROVINCE OF) 3.5% 02 Jun 2024	500,000	404,903
ONTARIO (PROVINCE OF) 4% 02 Jun 2021	100,000	82,089
OPTION ONE MORTGAGE LOAN TRUST 1% 25 May 2035	243,868	235,139
PACCAR FINANCIAL CORP 1.3% 10 May 2019	125,000	123,519
PACIFIC GAS + ELECTRIC 5.625% 30 Nov 2017	600,000	622,259
PALOMAR CA CMNTY CLG DIST 7.194% 01 Aug 2045	300,000	346,107
PARAGON MORTGAGES PLC 1% 15 May 2041	345,803	397,056
PARAGON MORTGAGES PLC 1% 15 Nov 2038	140,598	129,372
PEARSON DOL FIN TWO PLC 6.25% 06 May 2018	725,000	761,451
PETROBRAS GLOBAL FINANCE 8.375% 23 May 2021	400,000	431,000
PG+E CORP 2.4% 01 Mar 2019	200,000	200,760
PNC BANK NA 1.8% 05 Nov 2018	700,000	701,271
PRICOA GLOBAL FUNDING 1 2.2% 03 Jun 2021	200,000	196,444
PROGRESS ENERGY INC 4.875% 01 Dec 2019	200,000	214,776
PROVINCE OF ALBERTA 1.25% 01 Jun 2020	400,000	296,788
PROVINCE OF ALBERTA 2.35% 01 Jun 2025	400,000	296,341
PROVINCE OF QUEBEC 3% 01 Sep 2023	100,000	78,804
PROVINCE OF QUEBEC 3.5% 01 Dec 2022	300,000	243,288
PUBLIC SERVICE ENTERPRIS 1.6% 15 Nov 2019	450,000	443,531
QUEENSLAND TREASURY CORP 4.25% 21 Jul 2023	100,000	78,601
RABOBANK NEDERLAND NY 1.7% 19 Mar 2018	1,000,000	1,000,088
RABOBANK NEDERLAND NY 2.5% 19 Jan 2021	300,000	299,952
RAC BOND CO PLC 4.565% 06 May 2023	200,000	268,270
RACE POINT CLO LTD 1% 08 Nov 2024	300,000	299,998
REALKREDIT DANMARK 1% 01 Apr 2017	1,700,000	241,871
REALKREDIT DANMARK 1% 01 Jan 2018	19,700,000	2,830,079
REALKREDIT DANMARK 1% 01 Jan 2038	1	4
REALKREDIT DANMARK 2% 01 Apr 2017	4,000,000	570,482
REALKREDIT DANMARK 2% 01 Oct 2037	664,164	95,533
REALKREDIT DANMARK 2% 01 Oct 2047	2,200,000	300,873
REALKREDIT DANMARK 2.5% 01 Oct 2037	2,095,622	307,972
REALKREDIT DANMARK 2.5% 01 Oct 2047	3,713,249	531,608
REALKREDIT DANMARK 3% 01 Oct 2047	874,935	128,357
RELIANCE STAND LIFE II 2.15% 15 Oct 2018	200,000	200,994
REPUBLIC OF SLOVENIA 4.125% 18 Feb 2019	800,000	830,128
REPUBLIC OF SLOVENIA 5.25% 18 Feb 2024	600,000	657,300
REPUBLIC OF SLOVENIA 5.5% 26 Oct 2022	1,800,000	1,988,957
REYNOLDS AMERICAN INC 2.3% 12 Jun 2018	800,000	805,071
RIVERCITY SWP PIK RIVERCITY SWP PIK	14,286	—
RIVERCITY SWP TCL RIVERCITY AUD SWAP INTEREST LOAN CLAIM	86,737	—
RIVERSIDE CA ELEC REVENUE 7.455% 01 Oct 2030	200,000	256,044
RMAC SECURITIES PLC 1% 12 Jun 2044	209,436	237,939
ROPER TECHNOLOGIES INC 2.8% 15 Dec 2021	200,000	199,904
ROPER TECHNOLOGIES INC 3% 15 Dec 2020	50,000	50,650
ROYAL BK OF SCOTLAND PLC 1% 16 Mar 2022	400,000	406,184
ROYAL BK OF SCOTLAND PLC 6.934% 09 Apr 2018	300,000	339,520
SAAD INVEST RCF SAAD SA INVEST FLT 08/24/2017	2,591	499
SANTANDER HOLDINGS USA 3.45% 27 Aug 2018	900,000	913,623
SANTANDER UK GROUP HLDGS 1% 29 Dec 2049	200,000	247,143
SANTANDER UK GROUP HLDGS 2.875% 16 Oct 2020	225,000	222,973
SANTANDER UK GROUP HLDGS 4.75% 15 Sep 2025	200,000	195,800
SANTANDER UK PLC 1% 14 Mar 2019	500,000	506,565
SANTANDER UK PLC 3.05% 23 Aug 2018	475,000	482,499
SAVERS - EVRGRN TL C 1L SAVERS - EVRGRN TL C 1L	1,756	1,633
SCHOLAR FUNDING TRUST 1% 28 Oct 2041	194,024	190,210
SHACKLETON CLO LTD 1% 20 Oct 2023	500,000	499,998
SKY PLC 2.625% 16 Sep 2019	200,000	200,815
SLM STUDENT LOAN TRUST 1% 15 Sep 2022	130,856	130,683
SLM STUDENT LOAN TRUST 1% 25 Apr 2023	459,069	458,465
SLM STUDENT LOAN TRUST 1% 25 Apr 2024	399,085	399,831
SLM STUDENT LOAN TRUST 1% 25 Jan 2023	82,917	82,717
SMALL BUSINESS ADMINISTRATION 5.6% 01 Sep 2028	172,373	188,696
SMALL BUSINESS ADMINISTRATION 5.87% 01 Jul 2028	126,305	140,015
SOUTHERN CO 1.85% 01 Jul 2019	325,000	323,994
SOUTHERN CO 2.75% 15 Jun 2020	200,000	201,714
SOUTHERN POWER CO 2.5% 15 Dec 2021	275,000	269,311

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
STADSHYPOTEK AB 2.5% 18 Sep 2019	1,000,000	117,766
SUMITOMO MITSUI BANKING 2.45% 16 Jan 2020	600,000	597,518
SUNTRUST BANKS INC 2.5% 01 May 2019	200,000	201,705
SWAN 1% 25 Apr 2041	81,270	59,039
SWEDBANK HYPOTEK AB 3.75% 20 Dec 2017	1,200,000	137,496
SYNCHRONY FINANCIAL 2.6% 15 Jan 2019	325,000	326,644
TELECOM ITALIA SPA 6.375% 24 Jun 2019	200,000	270,231
TELEFONICA EMISIONES SAU 3.192% 27 Apr 2018	800,000	811,505
TENN VALLEY AUTHORITY 6.25% 15 Dec 2017	400,000	419,772
TESCO PROPERTY FIN 1 PLC 7.622% 13 Jul 2039	183,522	258,072
TESCO PROPERTY FIN 6 PLC 5.411% 13 Jul 2044	197,065	225,858
TEVA PHARMACEUTICALS NE 1.4% 20 Jul 2018	700,000	694,292
TEVA PHARMACEUTICALS NE 1.7% 19 Jul 2019	950,000	933,402
THQ 5 14DFTESCROW THQ INC 5 08/15/2019 DFT NA ESCROW	728,000	48,799
TIBC SYN CLAIM INTL BANKING CORP SYN CLAIM	195	2
TIME WARNER CABLE LLC 5.85% 01 May 2017	183,000	185,597
TIME WARNER CABLE LLC 6.75% 01 Jul 2018	401,000	428,116
TOKYO METROPOLITAN GOVT 2% 17 May 2021	200,000	194,008
TORRENS TRUST 1% 14 Jan 2041	64,916	47,099
TRANSCANADA PIPELINES 1.875% 12 Jan 2018	600,000	600,942
TRILLIUM CREDIT CARD TRUST II 1% 26 May 2021	900,000	904,198
TSY INFL IX N/B 0.125% 15 Apr 2018	5,437,536	5,486,990
TSY INFL IX N/B 0.125% 15 Apr 2019	5,972,848	6,047,407
TSY INFL IX N/B 0.125% 15 Apr 2020	103,219	104,291
TSY INFL IX N/B 0.125% 15 Jan 2023	1,884,978	1,871,056
TSY INFL IX N/B 0.125% 15 Jul 2022	105,112	105,378
TSY INFL IX N/B 0.125% 15 Jul 2024	712,600	700,055
TSY INFL IX N/B 0.25% 15 Jan 2025	683,762	672,468
TSY INFL IX N/B 0.625% 15 Jan 2024	207,190	210,831
TSY INFL IX N/B 0.625% 15 Jul 2021	386,093	398,409
TSY INFL IX N/B 0.75% 15 Feb 2045	143,709	135,221
TSY INFL IX N/B 1.25% 15 Jul 2020	144,088	152,176
TSY INFL IX N/B 1.375% 15 Feb 2044	134,831	147,142
TSY INFL IX N/B 2.375% 15 Jan 2027	119,862	140,412
TSY INFL IX N/B 2.5% 15 Jan 2029	427,823	516,020
TSY INFL IX N/B 3.875% 15 Apr 2029	294,074	402,057
UBS AG JERSEY BRANCH 1% 22 Feb 2022	500,000	502,959
UBS GROUP FUNDING 4.125% 24 Sep 2025	300,000	305,780
UK TSY 3 1/4 2044 3.25% 22 Jan 2044	700,000	1,117,798
UK TSY 3.5 2045 3.5% 22 Jan 2045	300,000	502,070
UK TSY 4 1/4 2040 4.25% 07 Dec 2040	900,000	1,629,093
UK TSY 4 3/4 2038 4.75% 07 Dec 2038	100,000	189,320
UNITEDHEALTH GROUP INC 3.75% 15 Jul 2025	100,000	103,523
US BANK NA CINCINNATI 1.4% 26 Apr 2019	300,000	296,738
US TREASURY N/B 0.75% 28 Feb 2018	26,900,000	26,835,946
US TREASURY N/B 0.875% 31 May 2018	4,310,000	4,301,583
US TREASURY N/B 1.375% 30 Apr 2021	4,360,000	4,277,060
US TREASURY N/B 1.625% 15 May 2026	700,000	652,750
US TREASURY N/B 1.625% 30 Jun 2020	840,000	840,394
US TREASURY N/B 1.75% 31 Dec 2020	310,000	309,903
US TREASURY N/B 2.75% 15 Aug 2042	100,000	94,473
US TREASURY N/B 2.75% 15 Nov 2042	3,100,000	2,927,925
US TREASURY N/B 2.875% 15 Aug 2045	1,100,000	1,058,536
US TREASURY N/B 3.125% 15 Aug 2044	300,000	303,633
US TREASURY N/B 5.25% 15 Feb 2029	200,000	255,641
VENTAS REALTY LP/CAP CRP 2% 15 Feb 2018	400,000	400,823
VENTURE CDO LTD 1% 20 Jul 2022	500,000	499,998
VERIZON COMMUNICATIONS 3.65% 14 Sep 2018	1,400,000	1,446,224
VIACOM INC 2.75% 15 Dec 2019	236,000	235,692
VIRGIN MONEY PLC 2.25% 21 Apr 2020	100,000	125,139
VIVARTE PPN EUR VIVARTE PPN EUR	13,227	11,493
VOLKSWAGEN INTL FIN NV 2.125% 20 Nov 2018	300,000	299,893
WACHOVIA MORTGAGE LOAN TRUST, 1% 20 Oct 2035	166,336	150,072
WACHOVIA STUDENT LOAN TRUST 1% 26 Jan 2026	74,652	73,798
WALGREENS BOOTS ALLIANCE 1.75% 30 May 2018	300,000	300,300
WALGREENS BOOTS ALLIANCE 2.6% 01 Jun 2021	500,000	496,861
WAMU MORTGAGE PASS THROUGH CER 1% 25 Nov 2034	330,000	312,974
WAMU MORTGAGE PASS THROUGH CER 1% 25 Nov 2045	186,207	163,955
WELLS FARGO + COMPANY 1% 31 Oct 2023	500,000	506,172
WELLS FARGO + COMPANY 1.5% 16 Jan 2018	700,000	699,161
WELLS FARGO COMMERCIAL MORTGAG 1.392% 15 Jul 2048	1,030,296	1,017,696
WELLS FARGO MORTGAGE BACKED SE 1% 25 Apr 2036	27,063	27,038
WELLS FARGO MORTGAGE BACKED SE 1% 25 Mar 2036	104,220	99,282
WELLTOWER INC 2.25% 15 Mar 2018	500,000	502,137
WESTERN GAS PARTNERS 2.6% 15 Aug 2018	600,000	601,158
WESTPAC BANKING CORP 1.5% 01 Dec 2017	1,300,000	1,300,394
WESTPAC BANKING CORP 1.85% 26 Nov 2018	200,000	200,183
WESTPAC BANKING CORP 1.95% 23 Nov 2018	150,000	150,246
WHITEHORSE LTD 1% 03 Feb 2025	500,000	499,997
WIND ACQUISITION FIN SA 7% 23 Apr 2021	200,000	219,439
WM WRIGLEY JR CO 2.4% 21 Oct 2018	300,000	302,684

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
WM6.534 49A NA WASH MUTUAL PFD 6.534 03/29/49 144A (NON-ACC)	124	—
WM6.895 49A NA WASH MUTUAL PFD FDG III 6.895 06/49 144A (NON-ACC)	120	—
ZIMMER BIOMET HOLDINGS 3.15% 01 Apr 2022	200,000	199,453

Total Fixed Income Securities	$3,239,625,911	$249,326,013

Common Stock
1733 HK PHYS	854,622	$115,732
2U INC	23,504	708,646
625 HK	798,800	—
7 ELEVEN MALAYSIA HOLDINGS B	233,700	73,975
8POINT3 ENERGY PARTNERS LP	2,730	35,435
AAMRQ	311,793	463,521
ABBOTT LABORATORIES	52,745	2,025,935
ACTIVISION BLIZZARD INC	35,452	1,280,172
ACUITY BRANDS INC	7,224	1,667,733
ADECCO GROUP AG REG	9,190	602,660
ADOBE SYSTEMS INC	27,477	2,828,757
ADURO BIOTECH INC	38,894	443,392
ADVANCE AUTO PARTS INC	8,422	1,424,329
ADVANCED DISPOSAL SERVICES I	21,848	485,463
ADVANCED DRAINAGE SYSTEMS IN	84,621	1,743,193
ADVANCED EMISSIONS SOLUTIONS	8,000	73,920
ADVANSIX INC	1,800	39,852
AERCAP HOLDINGS NV	26,525	1,103,705
AERIE PHARMACEUTICALS INC	29,840	1,129,444
AETNA INC	36,660	4,546,207
AFFIMED NV	63,684	114,631
AFRICAN BANK INVESTMENTS LTD	302,044	6,847
AGEAS	15,111	599,440
AGILENT TECHNOLOGIES INC	100	4,556
AGIOS PHARMACEUTICALS INC	2,106	87,883
AGNICO EAGLE MINES LTD	8,831	370,902
AIA GROUP LTD	1,381,207	7,793,969
AIR LIQUIDE SA	26,900	2,997,584
AIRBUS SE	13,813	915,532
AKZO NOBEL	14,345	898,594
ALASKA AIR GROUP INC	12,200	1,082,506
ALDER BIOPHARMACEUTICALS INC	3,500	72,800
ALEXION PHARMACEUTICALS INC	10,639	1,301,682
ALFA LAVAL AB	80,800	1,341,241
ALFRESA HOLDINGS CORP	27,500	455,995
ALHAP CLAIM	1,090	—
ALIBABA GROUP HOLDING SP ADR	36,187	3,177,580
ALIOR BANK SA	654	8,490
ALLERGAN PLC	30,418	6,388,084
ALLETE INC	14,280	916,633
ALLIANZ SE REG	24,580	4,070,343
ALLSCRIPTS HEALTHCARE SOLUTI	79,081	807,417
ALPHABET INC CL A	11,356	8,999,062
ALPHABET INC CL C	13,353	10,306,112
ALPS ELECTRIC CO LTD	21,400	518,510
ALROSA PJSC	674,423	1,071,122
ALTRA INDUSTRIAL MOTION CORP	30,707	1,133,088
AMAZON.COM INC	13,640	10,228,227
AMERICA MOVIL SAB DE C SER L	679,974	429,739
AMERICA MOVIL SPN ADR CL L	30,713	386,062
AMERICAN AIRLINES GROUP INC	47,900	2,236,451
AMERICAN EAGLE OUTFITTERS	27,177	412,275
AMERICAN EXPRESS CO	15,250	1,129,720
AMERICAN HOMES 4 RENT A	108,960	2,285,981
AMERIPRISE FINANCIAL INC	400	44,376
AMERIS BANCORP	29,364	1,280,270
AMETEK INC	13,377	650,122
AMUNDI SA	2,733	143,339
ANADOLU EFES BIRACILIK VE	71,153	356,615
ANGLO AMERICAN PLC	84,781	1,213,013
ANGLO IRISH BANK CORP PLC	43,800	—
ANHEUSER BUSCH INBEV SA/NV	19,882	2,107,629
ANHEUSER-BUSCH INBEV-SPN ADR	1,460	153,942
ANHUI CONCH CEMENT CO LTD H	263,881	718,145
ANIMA HOLDING SPA	55,258	300,742
ANR INC CLAIM	1,090	—
ANTHEM INC	100	14,377
ANTOFAGASTA PLC	72,953	608,474
*AON PLC	500	55,765
AP MOLLER MAERSK A/S B	144	230,210
APOLLO INVESTMENT CORP	104,818	614,233
APPLE INC	18,435	2,135,142
APPLIED INDUSTRIAL TECH INC	24,428	1,451,023

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
ARAMARK	40,120	1,433,086
ARCH COAL INC A	16,075	1,254,654
ARGO GROUP INTERNATIONAL	17,613	1,160,697
ARIAD PHARMACEUTICALS INC	57,372	713,708
ASPEN PHARMACARE HOLDINGS LT	105,909	2,196,247
ASPEN TECHNOLOGY INC	8,950	489,386
ASSA ABLOY AB B	51,255	954,056
ASSICURAZIONI GENERALI	64,895	966,486
ASTRAZENECA PLC	58,569	3,211,452
ATHENAHEALTH INC	7,887	829,476
ATLAS COPCO AB A SHS	98,801	3,017,995
ATLASSIAN CORP PLC CLASS A	28,064	675,781
ATRICURE INC	36,667	717,573
ATTIJARIWAFA BANK	6,638	270,872
AUTOZONE INC	763	602,610
AVIVA PLC	165,653	995,607
AVON PRODUCTS INC	299,649	1,510,231
AXALTA COATING SYSTEMS LTD	24,835	675,512
AXIS BANK LTD FOREIGN	205,659	1,364,495
BAE SYSTEMS PLC	121,588	888,671
BAIDU INC SPON ADR	19,790	3,253,674
BALL CORP	4,400	330,308
BANCA GENERALI SPA	11,791	281,812
BANCA TRANSILVANIA SA	359,515	199,095
BANCO BILBAO VIZCAYA ARGENTA	509,900	3,449,558
BANCO MACRO SA ADR	3,088	198,713
BANCOLOMBIA S.A. SPONS ADR	4,908	180,025
BANCOLOMBIA SA	18,239	153,227
BANCORPSOUTH INC	54,878	1,703,962
BANGKOK DUSIT MED SERVICE F	1,465,600	945,403
BANK CENTRAL ASIA TBK PT	594,000	683,392
BANK OF IRELAND	5,136,946	1,267,855
BANK OF NEW YORK MELLON CORP	15,800	748,604
BANK OF NOVA SCOTIA	27,200	1,516,328
BANK OF THE OZARKS	14,032	737,943
BANK OF THE PHILIPPINE ISLAN	142,041	253,724
BAYER AG REG	41,700	4,360,042
BAYERISCHE MOTOREN WERKE AG	34,699	3,248,141
BBA AVIATION PLC	304,917	1,067,391
BEACON ROOFING SUPPLY INC	15,120	696,578
BECTON DICKINSON AND CO	17,529	2,901,926
BEIERSDORF AG	30,126	2,561,097
BELMOND LTD CLASS A	64,970	867,350
BENEFITFOCUS INC	16,473	489,248
BEZEQ THE ISRAELI TELECOM CO	762,759	1,450,742
BHP BILLITON PLC	32,800	529,515
BID CORP LTD	56,222	1,007,885
BIDVEST GROUP LTD	44,976	596,117
BIOGEN INC	20,653	5,856,778
BLACK HILLS CORP	28,709	1,761,010
BLACKBAUD INC	7,908	506,112
BLACKHAWK NETWORK HOLDINGS I	14,716	554,425
BLACKROCK INC	540	205,492
BLOOMIN BRANDS INC	17,235	310,747
BLUCORA INC	62,400	920,400
BLUE BUFFALO PET PRODUCTS IN	20,874	501,811
BLUEBIRD BIO INC	7,141	440,600
BNP PARIBAS	36,319	2,319,517
BOEING CO/THE	10,400	1,619,072
BOISE CASCADE CO	64,842	1,458,945
BORAL LTD	5,662	22,180
BORGWARNER INC	23,930	943,799
BOSTON SCIENTIFIC CORP	184,273	3,985,825
BP PLC	137,883	868,231
BPER BANCA	75,950	405,348
BRENNTAG AG	26,478	1,474,581
BRIDGESTONE CORP	17,400	628,659
BRISTOL MYERS SQUIBB CO	8,700	508,428
BRITISH AMERICAN TOBACCO PLC	73,704	4,208,907
BROADCOM LTD	4,700	830,819
BROADSOFT INC	6,782	279,758
BT GROUP PLC	110,775	502,209
BUFFALO WILD WINGS INC	3,669	566,494
BUNGE LTD	36,610	2,644,706
BUZZI UNICEM SPA	45,355	1,076,838
CACI INTERNATIONAL INC CL A	9,695	1,205,089
CAIXABANK S.A	505,498	1,674,166
CALLON PETROLEUM CO	201,868	3,102,711
CALTEX AUSTRALIA LTD	21,793	480,668
CANADIAN NATL RAILWAY CO	46,601	3,140,907
CANADIAN PACIFIC RAILWAY LTD	3,300	471,141

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
CAPCOM CO LTD	7,300	172,118
CAPEVIN HOLDINGS LTD	52,483	35,692
CAPGEMINI	6,426	543,243
CAPITAL ONE FINANCIAL CORP	18,195	1,587,332
CARDINAL HEALTH INC	100	7,197
CARDIOVASCULAR SYSTEMS INC	43,625	1,056,161
CARDTRONICS PLC A	25,419	1,387,115
CAROLINA FINANCIAL CORP	3,700	113,923
CARPENTER TECHNOLOGY	25,764	931,884
CASCADE BANCORP	45,703	371,108
CASTLIGHT HEALTH INC-B	18,710	92,615
CAVIUM INC	25,738	1,607,081
CBS CORP CLASS B NON VOTING	22,909	1,457,471
CELADON GROUP INC	55,757	398,663
CELGENE CORP	73,104	8,462,788
CENTENE CORP	12,567	710,161
CENTENNIAL RESOURCE DEVELO A	24,462	482,379
CENTRAL PATTANA PUB CO FOREI	770,612	1,221,213
CERVED INFORMATION SOLUTIONS	25,350	210,962
CHART INDUSTRIES INC	3,977	143,252
CHARTER COMMUNICATIONS INC A	5,336	1,536,341
CHECK POINT SOFTWARE TECH	18,700	1,579,402
CHEESECAKE FACTORY INC/THE	12,223	731,913
CHEUNG KONG INFRASTRUCTURE	127,000	1,010,673
CHIASMA INC	20,173	39,337
CHICO S FAS INC	52,209	751,288
CHINA FOODS LTD	231,460	98,219
CHINA MENGNIU DAIRY CO	365,000	703,340
CHINA MOBILE LTD	57,198	606,421
CHINA OVERSEAS LAND + INVEST	357,251	946,907
CHINA RESOURCES BEER HOLDIN	129,883	257,985
CHUBB LTD	700	92,484
CHURCHILL DOWNS INC	5,429	816,793
CI Z HOLDINGS CO LTD	9,440	266,280
CIA BRASILEIRA DE DIS SP PRF	7,266	120,252
CIE FINANCIERE RICHEMONT REG	14,381	954,394
CIENA CORP	29,723	725,538
CIGNA CORP	36,099	4,815,246
CIMAREX ENERGY CO	19,618	2,666,086
CINTAS CORP	7,029	812,271
CIRCOR INTERNATIONAL INC	11,876	770,515
CISCO SYSTEMS INC	51,548	1,557,781
CITIGROUP INC	40,465	2,404,835
CITIZENS FINANCIAL GROUP	3,100	110,453
CLEAN HARBORS INC	49,649	2,762,967
CLOETTA AB B SHS	79,676	251,712
CLOUD PEAK ENERGY INC	57,959	325,150
CME GROUP INC	2,200	253,770
CMEDQ	9,062	—
CNTE CLAIM	76	—
COACH INC	3,900	136,578
COBIZ FINANCIAL INC	86,250	1,456,763
COCA COLA HBC AG DI	26,331	575,885
COCA COLA ICECEK AS	16,431	154,613
COFACE SA	114,694	750,036
COGNIZANT TECH SOLUTIONS A	23,552	1,319,619
COHERENT INC	6,636	911,687
COLUMBIA SPORTSWEAR CO	22,070	1,286,681
COMCAST CORP CLASS A	30,148	2,081,719
COMMERCIAL METALS CO	61,160	1,332,065
COMMONWEALTH BANK OF AUSTRAL	45,236	2,699,371
COMMSCOPE HOLDING CO INC	70,942	2,639,042
COMMUNITY HEALTH SYSTEMS INC	61,708	344,948
COMPASS GROUP PLC	33,258	616,839
COMPUTER SCIENCES CORP	23,330	1,386,269
CONCHO RESOURCES INC	17,260	2,288,676
CONFORMIS INC	62,741	508,202
CONSTELLATION BRANDS INC A	2,500	383,275
CONTINENTAL AG	3,596	696,752
CONYERS PARK ACQUISIT UNIT	33,483	363,291
COSTCO WHOLESALE CORP	1,700	272,187
COTY INC CL A	28,744	526,303
CP ALL PCL FOREIGN	441,800	771,073
CR BARD INC	400	89,864
CREDICORP LTD	6,300	994,518
CRH PLC	5,428	188,673
CRODA INTERNATIONAL PLC	15,380	607,377
CROSS COUNTRY HEALTHCARE INC	98,463	1,537,007
CSL LTD	23,100	1,679,529
CTRIP.COM INTERNATIONAL ADR	40,611	1,624,440
CU BANCORP	47,238	1,691,120

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
CURTISS WRIGHT CORP	8,827	868,224
CYBERDYNE INC	14,600	206,792
DABUR INDIA LTD	75,558	307,542
DAIMLER AG REGISTERED SHARES	13,489	1,006,170
DAITO TRUST CONSTRUCT CO LTD	7,620	1,148,537
DANAHER CORP	38,500	2,996,840
DASSAULT SYSTEMES SA	62,246	4,752,691
DBS GROUP HOLDINGS LTD	281,900	3,383,502
DELPHI AUTOMOTIVE PLC	26,873	1,809,897
DELTA AIR LINES INC	5,600	275,464
DENTSPLY SIRONA INC	45,508	2,627,177
DEUTSCHE PFANDBRIEFBANK AG	16,231	155,680
DEUTSCHE POST AG REG	1,184	39,007
DEXCOM INC	26,761	1,597,632
DISCOVERY LTD	37,628	315,057
DISTELL GROUP LTD	13,837	146,718
DNB ASA	72,622	1,083,293
DNO ASA	666,292	656,407
DOLLAR GENERAL CORP	28,645	2,121,735
DOLLAR TREE INC	37,771	2,915,166
DOMINO S PIZZA ENTERPRISES L	5,959	280,426
DOMINO S PIZZA GROUP PLC	161,748	721,109
DOMINO S PIZZA INC	700	111,468
DR PEPPER SNAPPLE GROUP INC	300	27,201
DSV A/S	33,988	1,514,853
DSW INC CLASS A	30,114	682,082
DU PONT (E.I.) DE NEMOURS	200	14,680
DYNEGY INC	7,540	63,788
E MART INC	1,543	233,788
E.ON SE	246,146	1,739,471
EAST JAPAN RAILWAY CO	4,700	406,996
EASTMAN CHEMICAL CO	7,120	535,495
EBAY INC	162,939	4,837,659
ECOLAB INC	800	93,776
EDENRED	20,611	409,463
EDITA FOOD INDUSTRIES SAE	146,477	118,361
EISAI CO LTD	41,500	2,386,779
ELECTRONIC ARTS INC	88,744	6,989,477
ELI LILLY + CO	3,200	235,360
ELSWEDY ELECTRIC CO	41,667	170,069
EMBOTELLADORA ANDINA ADR B	8,581	192,815
EMCORE CORP	29,669	258,120
ENDOLOGIX INC	78,567	449,403
ENGIE BRASIL ENERGIA SA	30,154	324,266
ENI SPA	94,543	1,542,656
ENVESTNET INC	28,714	1,012,169
ENVISION HEALTHCARE CORP	25,671	1,624,718
EOG RESOURCES INC	6,838	691,322
EPAM SYSTEMS INC	15,269	981,949
EQUIFAX INC	280	33,104
EQUITY GROUP HOLDINGS LTD	1,054,263	311,227
ESTERLINE TECHNOLOGIES CORP	9,419	840,175
EVERCORE PARTNERS INC CL A	24,534	1,685,486
EXAR CORP	24,555	264,703
EXLSERVICE HOLDINGS INC	42,350	2,136,134
EXPEDIA INC	5,791	656,004
EXPERIAN PLC	44,375	863,055
EXTRACTION OIL + GAS INC	10,953	219,498
FABRINET	5,143	207,263
FACEBOOK INC A	116,271	13,376,979
FANUC CORP	24,250	4,119,808
FARMER BROS CO	40,156	1,473,725
FCMB GROUP PLC	5,815,732	20,309
FEDEX CORP	4,500	837,900
FERRARI NV	4,300	250,002
FERRO CORP	62,183	891,082
FIDELITY NATIONAL INFO SERV	25,335	1,916,339
FIDELITY SOUTHERN CORP	15,400	364,518
FINISAR CORPORATION	9,972	301,852
FIRST BUSINESS FINANCIAL SER	3,300	78,276
FIRST FOUNDATION INC	18,800	535,800
FIRST QUANTUM MINERALS LTD	49,430	492,070
FIRST REPUBLIC BANK/CA	621	57,219
FIRSTCASH INC	25,183	1,183,601
FISERV INC	12,500	1,328,500
FIVE BELOW	40,313	1,610,907
FIVE PRIME THERAPEUTICS INC	10,892	545,798
FLEETCOR TECHNOLOGIES INC	13,370	1,892,122
FORD MOTOR CO	85,430	1,036,266
FORMFACTOR INC	24,403	273,314
FORTIVE CORP	19,750	1,059,193

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
FORTUNE BRANDS HOME + SECURI	47,235	2,525,183
FRANKLIN RESOURCES INC	18,935	749,447
FRESENIUS MEDICAL CARE AG +	23,320	1,978,810
FTI CONSULTING INC	6,766	305,011
FUCHS PETROLUB SE	9,400	366,346
FUYAO GLASS INDUSTRY GROUP H	79,200	245,676
GAM HOLDING AG	12,009	139,427
GARTNER INC	12,486	1,261,960
GENERAC HOLDINGS INC	16,190	659,581
GENERAL DYNAMICS CORP	100	17,266
GENTING SINGAPORE PLC	700,400	438,750
GENWORTH MORTGAGE INSURANCE	357,881	847,393
GLENCORE PLC	252,487	865,292
GLOBAL BLOOD THERAPEUTICS IN	13,184	190,509
GLOBAL BRASS + COPPER HOLDIN	3,504	120,187
GLOBAL PAYMENTS INC	49,775	3,454,883
GLOBAL PORTS INV GDR REG S	17,790	71,160
GLOBANT SA	13,854	462,031
GLOBUS MEDICAL INC A	47,991	1,190,657
GLYCOMIMETICS INC	25,655	156,496
GMO PAYMENT GATEWAY INC	6,600	294,251
GMX RESOURCES INC	8,746	—
GOODYEAR TIRE + RUBBER CO	21,160	653,209
GRANITE CONSTRUCTION INC	1,586	87,230
GRIFOLS SA	27,000	537,669
GRIFOLS SA ADR	33,600	539,952
GRUBHUB INC	11,394	428,642
GRUPO BTG PACTUAL UNIT	38,443	171,858
GRUPO FINANCIERO BANORTE O	337,695	1,673,600
GRUPO FINANCIERO INBURSA O	149,754	228,395
GRUPO TELEVISA SA SPON ADR	42,100	879,469
GTY TECHNOLOGY HOLDINGS INC	19,540	205,170
GUARANTY TRUST BANK	1,423,847	111,474
GUARANTY TRUST BANK GDR REGS	92,805	328,994
GUIDEWIRE SOFTWARE INC	27,836	1,373,150
HAKUHODO DY HOLDINGS INC	27,000	333,348
HANESBRANDS INC	42,228	910,858
HARMONIC DRIVE SYSTEMS INC	7,470	185,477
HARRIS CORP	10,126	1,037,611
HARTFORD FINANCIAL SVCS GRP	23,191	1,105,051
HD SUPPLY HOLDINGS INC	35,768	1,520,498
HDFC BANK LIMITED FOREIGN	24,818	439,864
HEADWATERS INC	62,217	1,463,344
HEIDELBERGCEMENT AG	4,790	447,781
HEINEKEN HOLDING NV	11,361	792,557
HEINEKEN NV	14,662	1,102,018
HENRY SCHEIN INC	300	45,513
HERITAGE CRYSTAL CLEAN INC	4,425	69,473
HERITAGE OAKS BANCORP	78,396	966,623
HERO MOTOCORP LTD	5,520	246,631
HIKMA PHARMACEUTICALS PLC	17,924	419,258
HILLTOP HOLDINGS INC	73,884	2,201,743
HILTON WORLDWIDE HOLDINGS IN	112,213	3,052,194
HITACHI TRANSPORT SYSTEM LTD	46,900	954,205
HOME DEPOT INC	10,400	1,394,432
HONDA MOTOR CO LTD	23,300	682,209
HONEYWELL INTERNATIONAL INC	2,280	264,138
HORIZON BANCORP INDIANA	24,064	673,792
HOSTESS BRANDS INC	124,752	1,621,776
HSBC HOLDINGS PLC	213,300	1,731,352
HSN INC	6,960	238,728
HUBSPOT INC	18,168	853,896
HUMANA INC	3,700	754,911
HUNT (JB) TRANSPRT SVCS INC	2,400	232,968
HURON CONSULTING GROUP INC	23,249	1,177,562
HUSKY ENERGY INC	93,700	1,138,192
HYSAN DEVELOPMENT CO	227,070	938,663
IBERDROLA SA	289,220	1,901,711
IBERIABANK CORP	27,378	2,292,908
ICICI BANK LTD SPON ADR	177,600	1,330,224
IHS MARKIT LTD	133,800	4,737,858
ILLINOIS TOOL WORKS	8,310	1,017,643
IMCD GROUP NV	15,526	663,066
IMPERIAL BRANDS PLC	18,722	819,516
IMPINJ INC	5,000	176,700
INDEPENDENCE CONTRACT DRILLI	8,395	56,247
INDUSTRIA DE DISENO TEXTIL	24,601	841,491
INFOSYS LTD	43,147	642,723
INFOSYS LTD SP ADR	33,114	491,081
ING GROEP NV	139,650	1,969,345

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
INNOGY SE	18,627	648,542
INPHI CORP	11,400	508,668
INTERCONTINENTAL EXCHANGE IN	137,177	7,739,526
INTERSECT ENT INC	26,285	318,049
INTERSIL CORP A	43,165	962,580
INTUIT INC	30,158	3,456,408
INTUITIVE SURGICAL INC	1,842	1,168,141
INVESTMENT TECHNOLOGY GROUP	60,468	1,193,638
IRISH CONTINENTAL GROUP PLC	209,067	992,310
IROBOT CORP	5,582	326,268
ISHARES CORE MSCI EAFE ETF	42,934	2,302,550
ISHARES RUSSELL 2000 ETF	46,275	6,240,184
ISUZU MOTORS LTD	19,600	248,876
ITAU UNIBANCO H SPON PRF ADR	239,474	2,461,793
ITOCHU CORP	10,169	135,313
ITRON INC	15,676	985,237
J2 GLOBAL INC	15,907	1,301,193
JACK IN THE BOX INC	17,180	1,917,975
JAMBA INC	116,019	1,194,996
JAMES RIVER GROUP HOLDINGS L	12,036	500,096
JCDECAUX SA	19,020	560,313
JERONIMO MARTINS	46,903	729,202
JGC CORP	78,000	1,420,431
JOHNSON CONTROLS INTERNATION	5,748	236,760
JPMORGAN CHASE + CO	31,037	2,678,183
JSR CORP	19,890	314,290
JULIUS BAER GROUP LTD	9,028	401,768
JUNIPER NETWORKS INC	17,640	498,506
JUST EAT PLC	39,580	285,372
JXTG HOLDINGS INC	66,400	281,631
KAISER ALUMINUM CORP	4,623	359,161
KANSAS CITY SOUTHERN	100	8,485
KAO CORP	38,460	1,827,126
KARYOPHARM THERAPEUTICS INC	32,210	302,774
KATE SPADE + CO	33,829	631,587
KBC GROEP NV	6,218	385,833
KEMPER CORP	14,053	622,548
KENNEDY WILSON HOLDINGS INC	85,801	1,758,921
KERING	5,002	1,125,341
KEYENCE CORP	3,100	2,131,607
KIMBERLY CLARK CORP	10,590	1,208,531
KIWOOM SECURITIES CO LTD	2,840	169,300
KNIGHT TRANSPORTATION INC	18,373	607,228
KONE OYJ B	14,160	635,794
KOSMOS ENERGY LTD	27,757	194,577
KOTAK MAHINDRA BANK LTD FOR	150,905	1,595,208
KRAFT HEINZ CO/THE	400	34,928
KUBOTA CORP	91,400	1,307,505
L BRANDS INC	50,074	3,296,872
L OREAL	17,420	3,186,007
LAKELAND BANCORP INC	101,666	1,982,487
LAM RESEARCH CORP	12,196	1,289,483
LAREDO PETROLEUM INC	15,080	213,231
LAS VEGAS SANDS CORP	8,600	459,326
LATTICE SEMICONDUCTOR CORP	14,290	105,174
LENTA LTD REG S	24,704	202,573
LIBERTY GLOBAL PLC C	69,758	2,071,813
LIBERTY GLOBAL PLC A	18,139	554,872
LIBERTY GLOBAL PLC LILAC A	22,059	484,416
LIBERTY GLOBAL PLC LILAC C	25,431	538,374
LIBERTY INTERACTIVE CORP Q A	245,799	4,911,064
LIBERTY MEDIA CORP BRAVES C	74,846	1,541,079
LINDBLAD EXPEDITIONS HOLDING	110,202	1,041,409
LINDE AG	10,420	1,715,616
LINX SA	43,000	229,222
LKQ CORP	132,557	4,062,872
LOEWS CORP	15,550	728,207
LONGTOP FINANCIAL-SPON ADR	38,622	—
LOUISIANA PACIFIC CORP	34,483	652,763
LOWE S COS INC	16,500	1,173,480
LOXO ONCOLOGY INC	14,836	476,458
LUPIN LTD	48,843	1,067,609
LVMH MOET HENNESSY LOUIS VUI	12,859	2,460,334
M3 INC	150,800	3,807,656
MACOM TECHNOLOGY SOLUTIONS H	15,482	716,507
MAGNA INTERNATIONAL INC	3,700	160,852
MAGNIT PJSC	7,746	1,391,758
MANDOM CORP	10,000	432,117
MANULIFE FINANCIAL CORP	11,100	197,905
MARRIOTT INTERNATIONAL CL A	8,700	719,316
MARSH + MCLENNAN COS	26,875	1,816,481

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
MARTIN MARIETTA MATERIALS	3,430	759,848
MASONITE INTERNATIONAL CORP	18,767	1,234,869
MASSIMO ZANETTI BEVERAGE GRO	42,005	307,697
MASTERCARD INC A	85,046	8,781,000
MATADOR RESOURCES CO	16,243	418,420
MATSUI SECURITIES CO LTD	49,600	428,235
MAXLINEAR INC	22,139	482,630
MB FINANCIAL INC	63,847	3,015,494
MBIA INC	36,940	395,258
MCBC HOLDINGS INC	75,219	1,096,693
MCKESSON CORP	100	14,045
MEDIATEK INC	72,644	487,990
MEDICLINIC INTERNATIONAL PLC	7,484	71,299
MEDIPAL HOLDINGS CORP	28,800	455,081
MEDPACE HOLDINGS INC	9,400	339,058
MEDTRONIC PLC	12,934	921,289
MEG ENERGY CORP	200,100	1,377,222
MEGACABLE HOLDINGS CPO	94,874	322,134
MELCO RESORTS + ENTERT ADR	17,798	282,988
MERCK + CO. INC.	4,500	264,915
METHANEX CORP	27,600	1,212,008
METLIFE INC	18,485	996,157
MGIC INVESTMENT CORP	275,440	2,806,734
MGM RESORTS INTERNATIONAL	24,900	717,867
MICROCHIP TECHNOLOGY INC	600	38,490
MICROSEMI CORP	13,087	706,305
MICROSOFT CORP	205,383	12,762,500
MIDDLEBY CORP	9,255	1,192,137
MILACRON HOLDINGS CORP	8,852	164,913
MINEBEA MITSUMI INC	38,500	361,778
MITSUBISHI CORP	40,700	868,890
MITSUBISHI ELECTRIC CORP	31,410	438,827
MITSUBISHI ESTATE CO LTD	60,800	1,213,289
MITSUBISHI HEAVY INDUSTRIES	37,405	170,806
MITSUI CHEMICALS INC	105,000	472,628
MITSUI FUDOSAN CO LTD	47,018	1,090,442
MIZRAHI TEFAHOT BANK LTD	28,624	419,098
MKS INSTRUMENTS INC	53,684	3,188,830
MOBILEYE NV	4,289	163,497
MOLSON COORS BREWING CO B	2,900	282,199
MONARCH CASINO + RESORT INC	34,784	896,732
MONDELEZ INTERNATIONAL INC A	12,500	554,125
MONOLITHIC POWER SYSTEMS INC	10,235	838,554
MONOTARO CO LTD	47,000	963,090
MONSTER BEVERAGE CORP	37,485	1,662,085
MOOG INC CLASS A	9,595	630,200
MORGAN STANLEY	103,982	4,393,240
MOSCOW EXCHANGE MICEX RTS PJ	114,920	235,417
MOTOROLA SOLUTIONS INC	15,202	1,260,094
MTU AERO ENGINES AG	8,039	928,317
MULTI PACKAGING SOLUTIONS IN	60,455	862,088
MURATA MANUFACTURING CO LTD	3,300	442,792
MYLAN NV	28,710	1,095,287
MYOKARDIA INC	39,500	511,525
NASPERS LTD N SHS	31,021	4,568,855
NATIONAL AUSTRALIA BANK LTD	36,017	799,871
NATIONAL CINEMEDIA INC	104,275	1,535,971
NAVER CORP	884	567,230
NELNET INC CL A	6,626	336,270
NESTLE NIGERIA PLC	50,417	129,652
NESTLE SA SPONS ADR	63,000	4,519,620
NETFLIX INC	11,900	1,473,220
NETS A/S	17,212	301,779
NEW ZEALAND REFINING CO LTD	195,244	353,973
NEWELL BRANDS INC	75,689	3,379,514
NEXON CO LTD	4,200	61,001
NEXTERA ENERGY INC	3,000	358,380
NIDEC CORP	4,100	354,512
NIELSEN HOLDINGS PLC	75,116	3,151,116
NIGERIAN BREWERIES PLC	667,388	313,565
NINTENDO CO LTD	1,763	370,935
NIPPON TELEGRAPH + TELEPHONE	14,900	627,503
NIVALIS THERAPEUTICS INC	13,800	30,912
NLEY US	27,154	—
NMI HOLDINGS INC CLASS A	7,400	78,810
NORFOLK SOUTHERN CORP	400	43,228
NORTHERN TRUST CORP	15,036	1,338,956
NORTHROP GRUMMAN CORP	1,549	360,266
NORWEGIAN CRUISE LINE HOLDIN	1,000	42,530
NOVARTIS AG REG	41,015	2,990,320
NOVATEK PJSC SPONS GDR REG S	13,832	1,795,394

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
NTT DOCOMO INC	73,800	1,684,995
NVIDIA CORP	14,859	1,586,050
NXP SEMICONDUCTORS NV	24,117	2,363,707
O REILLY AUTOMOTIVE INC	6,566	1,828,040
OASIS PETROLEUM INC	36,308	549,703
OCEANFIRST FINANCIAL CORP	34,046	1,022,401
OCLARO INC	72,283	646,933
ODONTOPREV S.A.	84,100	325,578
OLYMPUS CORP	12,700	439,902
OMNOVA SOLUTIONS INC	121,156	1,211,560
ONO PHARMACEUTICAL CO LTD	62,900	1,378,154
OPAP SA	28,327	250,974
ORBCOMM INC	71,659	592,620
O'REILLY AUTOMOTIVE INC	4,410	1,227,788
ORORA LTD	237,996	515,275
OTONOMY INC	21,438	340,864
OTP BANK PLC	13,916	399,185
PACIFIC BIOSCIENCES OF CALIF	68,727	261,163
PACIFIC PREMIER BANCORP INC	19,901	703,500
PANERA BREAD COMPANY CLASS A	2,490	510,674
PARK24 CO LTD	73,400	1,994,924
PARKER HANNIFIN CORP	7,380	1,033,200
PATAQ	1,008	—
PATTERN ENERGY GROUP INC	20,578	390,776
PAYLOCITY HOLDING CORP	16,637	499,276
PAYPAL HOLDINGS INC	182,528	7,204,380
PDC ENERGY INC	23,219	1,685,235
PEGASYSTEMS INC	11,610	417,960
PENTAIR PLC	400	22,428
PENUMBRA INC	8,261	527,052
PEPSICO INC	4,932	516,035
PERSIMMON PLC	18,915	415,092
PFIZER INC	225,702	7,330,801
PGT INNOVATIONS INC	52,491	601,022
PHILIP MORRIS INTERNATIONAL	13,695	1,252,956
PICK N PAY STORES LTD	67,722	315,557
PIONEER CORP	130,800	264,662
PLATINUM GROUP METALS LTD	15,850	22,929
PNC FINANCIAL SERVICES GROUP	6,235	729,246
PNM RESOURCES INC	43,748	1,500,556
POLYONE CORPORATION	44,092	1,412,708
POPEYES LOUISIANA KITCHEN IN	2,415	146,059
PORTOLA PHARMACEUTICALS INC	25,251	566,632
PRA HEALTH SCIENCES INC	29,851	1,645,387
PRAXAIR INC	6,620	775,798
PRICELINE GROUP INC/THE	5,884	8,626,297
PRICESMART INC	300	25,050
PROCTER + GAMBLE CO/THE	18,526	1,557,666
PROGRESSIVE CORP	30,450	1,080,975
PTC THERAPEUTICS INC	20,147	219,804
PURE STORAGE INC CLASS A	74,770	845,649
QBE INSURANCE GROUP LTD	47,344	425,780
QINHUANGDAO PORT CO LTD H	133,000	30,535
QTS REALTY TRUST INC CL A	22,810	1,132,517
QUALCOMM INC	61,494	4,009,409
QUANTENNA COMMUNICATIONS INC	2,695	48,860
QUIDEL CORP	16,985	363,819
QUINTILES IMS HOLDINGS INC	46,354	3,525,222
RA PHARMACEUTICALS INC	16,877	256,362
RANDGOLD RESOURCES LTD	3,303	261,819
RAYTHEON COMPANY	500	71,000
RED HAT INC	7,845	546,797
REGENERON PHARMACEUTICALS	7,699	2,826,226
REGULUS THERAPEUTICS INC	33,511	75,400
RELX NV	40,249	678,818
REPSOL SA	153,398	1,114,131
RESOLUTE ENERGY CORP	7,633	314,403
REXEL SA	29,989	494,549
REXNORD CORP	29,173	571,499
RIO TINTO PLC	20,961	818,066
ROBINSON DEPT STORE PCL FOR	143,100	253,748
ROCHE HOLDING AG GENUSSCHEIN	17,250	3,947,803
ROCKWELL COLLINS INC	500	46,380
ROGERS CORP	30,468	2,340,247
ROPER TECHNOLOGIES INC	8,751	1,602,133
ROSS STORES INC	13,500	885,600
ROYAL CARIBBEAN CRUISES LTD	5,700	467,628
ROYAL DUTCH SHELL PLC B SHS	149,322	4,343,357
RPM INTERNATIONAL INC	28,195	1,517,737
RSP PERMIAN INC	25,126	1,121,122
RUMO LOGISTICA OPERADORA MUL	172,416	325,263

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
S+P GLOBAL INC	33,217	3,572,156
SABRE CORP	149,370	3,726,782
SAFARICOM LTD	1,249,200	233,455
SAGA PLC	361,099	870,520
SALESFORCE.COM INC	27,000	1,848,420
SAMSUNG ELECTR GDR	3,360	2,509,920
SAMSUNG ELECTRO REGS GDR PFD	3,120	1,850,160
SAMSUNG ELECTRONICS CO LTD	1,500	2,237,953
SAMSUNG FIRE + MARINE INS	8,477	1,884,480
SAMSUNG SDI CO LTD PFD	2,262	204,138
SANDS CHINA LTD	34,800	151,262
SANDVIK AB	34,674	430,152
SANNE GROUP PLC	36,560	264,276
SAP SE SPONSORED ADR	32,190	2,782,182
SASOL LTD	41,600	1,213,473
SBERBANK OF RUSSIA PJSC	566,531	1,606,588
SCHLUMBERGER LTD	37,220	3,124,619
SCHNEIDER ELECTRIC SE	16,716	1,165,599
SCHNITZER STEEL INDS INC A	15,535	399,250
SCHWAB (CHARLES) CORP	70,485	2,782,043
SCSK CORP	6,700	234,947
SEATTLE GENETICS INC	13,791	727,751
SEMEN INDONESIA PERSERO TBK	89,176	60,730
SEMGROUP CORP CLASS A	21,850	912,238
SENKO GROUP HOLDINGS CO LTD	34,300	232,029
SERVICENOW INC	14,800	1,100,232
SES	86,828	1,916,350
SEVEN & I HOLDINGS CO LTD	119,431	4,547,078
SEVEN + I HOLDINGS CO LTD	30,775	1,174,957
SHERWIN WILLIAMS CO/THE	250	67,185
SHIKOKU ELECTRIC POWER CO	37,600	381,690
SHIN ETSU CHEMICAL CO LTD	9,400	730,739
SHINHAN FINANCIAL GROUP LTD	34,984	1,310,669
SHIRE PLC	22,200	1,284,888
SHIRE PLC ADR	14,310	2,438,138
SIEMENS AG REG	11,487	1,415,139
SIERRA BANCORP	8,280	220,165
SILICON LABORATORIES INC	4,641	301,665
SINGAPORE EXCHANGE LTD	58,800	291,416
SITEONE LANDSCAPE SUPPLY INC	26,626	924,721
SKY PLC	145,592	1,782,816
SL GREEN REALTY CORP	22,240	2,391,912
SMC CORP	1,560	373,231
SMITH (A.O.) CORP	10,303	487,847
SMITH + NEPHEW PLC	37,572	566,859
SMURFIT KAPPA GROUP PLC	41,249	948,243
SOCIETE GENERALE SA	25,402	1,252,427
SOLAR CAPITAL LTD	37,240	775,337
SONOVA HOLDING AG REG	10,150	1,232,361
SONY CORP	20,500	575,621
SONY FINANCIAL HOLDINGS INC	23,200	362,814
SOUTH JERSEY INDUSTRIES	33,356	1,123,764
SOUTHWEST GAS HOLDINGS INC	12,799	980,659
SPECTRANETICS CORP	16,407	401,972
SPIRE INC	14,293	922,613
SRC ENERGY INC	218,261	1,944,706
SSE PLC	52,412	1,005,767
STANDARD BANK GROUP LTD	37,071	411,373
STARBUCKS CORP	6,700	371,984
STATE STREET CORP	13,400	1,041,448
STERLING BANCORP/DE	90,165	2,109,861
STERLING CONSTRUCTION CO	40,196	340,058
STEVEN MADDEN LTD	32,865	1,174,924
STILLWATER MINING CO	38,739	624,085
STONEGATE BANK	7,500	312,975
STRYKER CORP	16,980	2,034,374
SUBARU CORP	15,700	642,349
SUMCO CORP	55,190	714,510
SUMITOMO MITSUI FINANCIAL GR	76,600	2,929,104
SUN PHARMACEUTICAL INDUS	143,261	1,327,280
SUZUKEN CO LTD	12,000	393,021
SVB FINANCIAL GROUP	11,000	1,888,260
SYMANTEC CORP	133,626	3,192,325
SYMRISE AG	24,030	1,465,738
SYNDAX PHARMACEUTICALS INC	29,700	212,949
SYSMEX CORP	40,400	2,344,991
TAIHEIYO CEMENT CORP	173,000	548,806
TAISEI CORP	45,000	315,600
TAIWAN SEMICONDUCTOR MANUFAC	586,596	3,303,459
TAIWAN SEMICONDUCTOR SP ADR	82,900	2,383,375
TATA CONSULTANCY SVCS LTD	35,320	1,231,568

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
TD AMERITRADE HOLDING CORP	61,125	2,665,050
TDK CORP	4,500	310,198
TEGNA INC	28,635	612,503
TELADOC INC	56,961	939,857
TELEDYNE TECHNOLOGIES INC	9,679	1,190,517
TELENET GROUP HOLDING NV	19,549	1,087,050
TELESITES SAB DE CV	160,476	87,710
TENARIS SA ADR	46,600	1,664,086
TENCENT HOLDINGS LTD UNS ADR	79,200	1,918,224
TERNIUM SA SPONSORED ADR	14,043	339,138
TESARO INC	15,575	2,094,526
TESCO PLC	402,229	1,028,074
TESLA INC	3,855	823,775
TEXTRON INC	5,900	286,504
THAI BEVERAGE PCL	1,663,709	978,855
*THE GOLDMAN SACHS GROUP, INC	580,989	139,117,816
THERMO FISHER SCIENTIFIC INC	14,605	2,060,766
THUNDERBIRD RESOURCES LP	11,123	250,264
THUNDERBRID RESOURCES EQUITY I	19	1,196,952
TIME WARNER INC	2,100	202,713
TIMKENSTEEL CORP	22,748	352,139
TINGYI (CAYMAN ISLN) HLDG CO	664,000	807,610
TJX COMPANIES INC	17,590	1,321,537
T-MOBILE US INC	6,120	351,961
TOKIO MARINE HOLDINGS INC	28,930	1,189,594
TOKYO OHKA KOGYO CO LTD	6,880	232,411
TONENGENERAL SEKIYU KK	16,000	169,006
TOPBUILD CORP	92,772	3,302,683
TOSHIBA CORP	69,000	167,479
TOTAL SA	40,328	2,072,352
TOTVS SA	25,067	185,151
TOWNE BANK	39,343	1,308,155
TOYOTA MOTOR CORP	37,200	2,193,695
TRACTOR SUPPLY COMPANY	16,450	1,247,075
TRANSCANADA CORP	14,300	645,555
TRANSDIGM GROUP INC	5,196	1,293,596
TREASURY WINE ESTATES LTD	49,720	384,504
TREVENA INC	99,212	583,367
TRINET GROUP INC	64,164	1,643,882
TRIPADVISOR INC	63,711	2,954,279
TRIUMPH BANCORP INC	2,400	23,535
TSINGTAO BREWERY CO LTD H	26,000	98,257
TUESDAY MORNING CORP	109,331	590,387
TULLOW OIL PLC	200,826	775,967
TURKIYE GARANTI BANKASI	414,770	898,496
TURKIYE GARANTI BANKASI ADR	455,900	952,831
TV ASAHI HOLDINGS CORP	20,500	405,834
TWENTY FIRST CENTURY FOX B	19,595	533,964
UBM PLC	29,026	262,360
UBS GROUP AG REG	41,754	655,263
UCB SA	43,175	2,773,770
ULKER BISKUVI SANAYI	38,881	178,621
ULTA BEAUTY INC	7,028	1,791,718
ULTRAGENYX PHARMACEUTICAL IN	1,000	70,310
ULTRAPAR PARTICIPACOES SA	14,808	311,429
ULTRAPAR PARTICPAC SPON ADR	2,684	55,666
UNILEVER PLC	136,675	5,560,453
UNION PACIFIC CORP	100	10,368
UNITED COMMUNITY BANKS/GA	58,033	1,718,937
UNITED CONTINENTAL HOLDINGS	10,700	779,816
UNITED PARCEL SERVICE CL B	4,498	515,651
UNITED TECHNOLOGIES CORP	15,365	1,684,311
UNITEDHEALTH GROUP INC	17,200	2,752,688
UNIVERSAL HEALTH SERVICES-B	45,460	4,836,035
UNIVERSAL ROBINA CORP	277,940	914,120
US BANCORP	6,870	352,912
US CONCRETE INC	15,165	993,308
VALEO SA	8,020	461,951
VANTIV INC CL A	39,539	2,357,315
VEEVA SYSTEMS INC CLASS A	36,933	1,503,173
VEREIT INC	348,130	2,945,180
VERISK ANALYTICS INC	12,700	1,030,859
VERITEX HOLDINGS INC	9,142	244,183
VERTEX PHARMACEUTICALS INC	8,600	633,562
VF CORP	15,145	807,986
VINCI SA	7,771	530,311
VISA INC CLASS A SHARES	130,728	10,199,399
VOESTALPINE AG	3,408	134,042
VRS RES	1,299	—
VULCAN MATERIALS CO	15,501	1,939,950
WABTEC CORP	10,396	863,076
WAGEWORKS INC	16,948	1,228,730

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
WALGREENS BOOTS ALLIANCE INC	42,926	3,552,556
WALT DISNEY CO/THE	10,771	1,122,554
WASTE CONNECTIONS INC	66,648	5,237,866
WATTS WATER TECHNOLOGIES A	22,150	1,444,180
WAYFAIR INC CLASS A	51,497	1,804,970
WELLS FARGO + CO	19,600	1,080,156
WEST CHINA CEMENT LTD	522,938	58,680
WEST CORP	12,127	300,265
WESTERN ALLIANCE BANCORP	73,321	3,571,466
WESTERN AREAS LTD	206,397	458,818
WESTPORTS HOLDINGS BHD	267,700	256,601
WGL HOLDINGS INC	14,869	1,134,207
WH GROUP LTD	1,056,500	854,396
WHIRLPOOL CORP	5,870	1,066,990
WHITEWAVE FOODS CO	15,502	861,911
WILLIS TOWERS WATSON PLC	2,500	305,700
WINGSTOP INC	77,078	2,280,738
WISDOMTREE INVESTMENTS INC	112,720	1,255,701
WIX.COM LTD	5,994	267,033
WOLTERS KLUWER	8,792	319,189
WOLVERINE WORLD WIDE INC	14,969	328,570
WORKDAY INC CLASS A	18,292	1,208,918
WORLDPAY GROUP PLC	148,247	494,406
WPP PLC	179,600	4,030,115
XPO LOGISTICS INC	33,700	1,454,492
YAPI VE KREDI BANKASI	233,814	227,991
YUM BRANDS INC	8,400	531,972
Z ENERGY LTD	76,116	385,329
ZALANDO SE	27,298	1,044,882
ZENDESK INC	27,023	572,888
ZOETIS INC	8,900	476,417
ZUMTOBEL GROUP AG	14,580	261,277
ZURICH INSURANCE GROUP AG	8,215	2,266,430

Total Common Stock	68,756,183	$1,129,893,047

Preferred Stock
ADELQ 5.5 ESC	3,100	—
ADELQ 7.5PRSESC	9,200	—
ADLAC 7.5PRSESC	182,700	0
BANCOLOMBIA SA PREF	1,732	15,681
CIA BRASILEIRA DE DIS PREF	18,317	308,125
EMBOTELLADORA ANDINA A PREF	32,063	109,576
EMBOTELLADORA ANDINA PREF B	12,806	49,711
FUCHS PETROLUB SE PREF	20,210	850,102
GBM STUB ESC	17,985	—
GPM STUB ESC	8,375	—
ITAU UNIBANCO HOLDING S PREF	20,108	209,130
ITAUSA INVESTIMENTOS ITAU PR	119,284	303,460
NAVIENT CORP	900	22,725
SAMSUNG ELECTRONICS PREF	1,020	1,210,184
SAMSUNG FIRE + MARINE INS PF	557	83,933
VIVARTE NEW M SHS	11	—

Total Preferred Stock	448,368	$3,162,627

Mutual Funds
PIMCO FDS SHORT TERM FLTG NAV	607,730	$6,082,770
STATE STREET INSTITUTIONAL TREASURY PLUS MONEY MARKET FUND	889	889
Total Mutual Funds	608,619	$6,083,658

Real Estate Investments
ACADIA REALTY TRUST	30,081	$983,047
AGREE REALTY CORP	4,584	211,093
ALEXANDRIA REAL ESTATE EQUIT	14,220	1,580,269
AMERICAN ASSETS TRUST INC	44,664	1,924,125
AVALONBAY COMMUNITIES INC	55,950	9,911,543
BOSTON PROPERTIES INC	63,600	7,999,608
CAMDEN PROPERTY TRUST	37,960	3,191,297
CARE CAPITAL PROPERTIES INC	49,380	1,234,500
CHESAPEAKE LODGING TRUST	30,150	779,679
COLONY STARWOOD HOMES	54,580	1,572,450
COLUMBIA PROPERTY TRUST INC	94,980	2,051,568
CORESITE REALTY CORP	13,736	1,090,226
CORPORATE OFFICE PROPERTIES	61,430	1,917,845
COUSINS PROPERTIES INC	124,780	1,061,878
CROWN CASTLE INTL CORP	60,523	5,251,581
CUBESMART	188,270	5,039,988
CYRUSONE INC	131,140	5,865,892
DDR CORP	255,450	3,900,722
DIGITAL REALTY TRUST INC	33,060	3,248,476
DOUGLAS EMMETT INC	109,201	3,992,389
DUKE REALTY CORP	195,870	5,202,307
EDUCATION REALTY TRUST INC	45,960	1,944,108

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
EMPIRE STATE REALTY TRUST A	99,273	2,004,322
EQUINIX INC	32,689	11,683,375
EQUITY ONE INC	95,600	2,933,964
EQUITY RESIDENTIAL	95,990	6,177,916
ESSEX PROPERTY TRUST INC	19,250	4,475,625
FIRST INDUSTRIAL REALTY TR	36,850	1,033,643
FOREST CITY REALTY TRUST A	101,580	2,116,927
GGP INC	186,080	4,648,278
HANNON ARMSTRONG SUSTAINABLE	19,681	373,742
HCP INC	202,567	6,020,291
HEALTHCARE REALTY TRUST INC	43,720	1,325,590
HEALTHCARE TRUST OF AME CL A	105,400	3,068,194
HIGHWOODS PROPERTIES INC	65,980	3,365,640
HOST HOTELS + RESORTS INC	344,010	6,481,148
HUDSON PACIFIC PROPERTIES IN	98,535	3,427,047
KIMCO REALTY CORP	202,550	5,096,158
KITE REALTY GROUP TRUST	55,640	1,306,427
LASALLE HOTEL PROPERTIES	55,218	1,682,492
LIBERTY PROPERTY TRUST	56,430	2,228,985
LINK REIT	70,350	457,316
MACERICH CO/THE	69,150	4,898,586
MACK CALI REALTY CORP	43,850	1,272,527
MEDICAL PROPERTIES TRUST INC	45,690	561,987
MID AMERICA APARTMENT COMM	13,140	1,286,669
MONMOUTH REAL ESTATE INV COR	37,825	576,453
MTGE INVESTMENT CORP	61,379	963,650
NATIONAL RETAIL PROPERTIES	74,310	3,284,502
NATIONAL STORAGE AFFILIATES	24,500	540,715
OMEGA HEALTHCARE INVESTORS	50,450	1,577,067
PARKWAY INC	73,210	1,628,923
PHYSICIANS REALTY TRUST	16,153	306,261
POTLATCH CORP	20,069	835,874
PREFERRED APARTMENT COMMUN A	38,625	575,899
PROLOGIS INC	128,300	6,772,957
PS BUSINESS PARKS INC/CA	33,893	3,949,212
PUBLIC STORAGE	41,200	9,208,200
QUALITY CARE PROPERTIES	37,174	576,197
RAMCO GERSHENSON PROPERTIES	67,630	1,121,305
REDWOOD TRUST INC	74,750	1,136,948
REGENCY CENTERS CORP	47,430	3,270,299
REXFORD INDUSTRIAL REALTY IN	45,000	1,043,550
RLJ LODGING TRUST	52,860	1,294,541
SILVER BAY REALTY TRUST CORP	39,470	676,516
SIMON PROPERTY GROUP INC	88,790	15,775,319
STAG INDUSTRIAL INC	95,110	2,270,276
STORE CAPITAL CORP	197,700	4,885,167
SUNSTONE HOTEL INVESTORS INC	227,310	3,466,478
UDR INC	159,570	5,821,114
UNIBAIL RODAMCO SE	1,185	283,410
VENTAS INC	87,670	5,481,128
VORNADO REALTY TRUST	73,320	7,652,408
WASHINGTON REIT	47,780	1,561,928
WEINGARTEN REALTY INVESTORS	109,230	3,909,342
WELLTOWER INC	139,930	9,365,515
WESTFIELD CORP	277,201	1,882,765

Total Real Estate Investments	6,327,816	$249,575,359

Derivatives
1733 HK CVR E-COMMODITIES HOLDINGS LTD CVR	23,310	$—
3175RW776 INT FLR US OCT17 0.4 CALL	11,500,000	173
3175RW784 INT FLR US OCT17 0 CALL	(11,500,000)	—
317U236L2 IRO JPY 10Y P MAR17 0.4 PUT	20,000,000	201
317U473M2 IRO USD 30Y P 2.5000 NOV19 2.50 PUT	300,000	37,485
317U474M1 IRO USD 30Y P 2.7500 NOV19 2.75 PUT	400,000	39,996
317U477M8 IRO USD 30Y P 2.7500 NOV19 2.75 PUT	600,000	59,995
317U478M7 IRO USD 30Y P 2.7250 NOV19 2.725 PUT	500,000	51,153
317U588M4 IRO USD 1Y P 1.64000 JUN17 1.64 PUT	31,300,000	17,071
317U596M4 IRO USD 1Y P 2.03000 DEC17 2.03 PUT	18,700,000	21,969
7AN7P Q7 NYM EPUT CRUDE OIL CS JUL17 0.5 PUT	2,000	220
7AQ7P U7 NYM EPUT CRUDE OIL CS AUG17 0.5 PUT	2,000	220
7AU7P V7 NYM EPUT CRUDE OIL CS SEP17 0.5 PUT	2,000	200
7AV7P X7 NYM EPUT CRUDE OIL CS OCT17 0.5 PUT	2,000	200
7AX7P Z7 NYM EPUT CRUDE OIL CS NOV17 0.5 PUT	2,000	220
7AZ7P F8 NYM EPUT CRUDE OIL CS DEC17 0.5 PUT	2,000	200
90DAY STERLING FU DEC17 IFLL 20171220	3,125,000	353
90DAY STERLING FU DEC18 IFLL 20181219	1,000,000	323
90DAY STERLING FU JUN17 IFLL 20170621	3,125,000	—
90DAY STERLING FU JUN18 IFLL 20180620	3,125,000	1,102
90DAY STERLING FU MAR17 IFLL 20170315	3,125,000	—
90DAY STERLING FU MAR18 IFLL 20180321	3,125,000	727
90DAY STERLING FU SEP17 IFLL 20170920	3,125,000	358
90DAY STERLING FU SEP18 IFLL 20180919	1,000,000	327
AAMRQ.CS AMR CORP SWP CS	67,089	70,920
AAMRQ.DB AMR CORP SWP DB	30,885	32,312
ABL.SJCS AFRICAN BANK INVESTMENTS LTD SWP CS	(1,630)	37
AUST 3YR BOND FUT MAR17 XSFE 20170315	1,400,000	930

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
AUSTRALIAN DOLLAR AUD FORWARD	—	42,359
B&M EUROPEAN VALUE RETAIL SA B&M EUROPEAN VALUE RETAIL SA	555,253	141,438
BBR AU WRT BORA BORA RSRCES LTD FREE OPTIONS K=0.40 03/31/17	9,715	—
BRAZILIAN REAL BRL FORWARD	—	25,513
BRENT CRUDE FUTR DEC18 IFEU 20181031	44,000	3,080
BRENT CRUDE FUTR JAN18 IFEU 20171130	12,000	360
BRITISH POUND SPOT BRITISH POUND SPOT	1,943	2,398
BWU00FAA1 IRS USD R V 03MLIBOR 1% 15 Jun 2023	—	36,270
BWU00IN78 IRS USD P F 1.50000 1.5% 21 Dec 2021	—	100,057
BWU00IN94 IRS USD R V 03MLIBOR 1% 21 Dec 2023	—	432,865
BWU00INB9 IRS USD R V 03MLIBOR 1% 21 Dec 2026	—	97,947
BWU00INI4 IRS USD R V 03MLIBOR 1% 21 Dec 2046	—	40,204
BWU00IUR6 IRS USD R V 03MLIBOR 1% 01 Jul 2041	—	40,922
BWU00J5I2 IRS USD R V 03MLIBOR 1% 15 Dec 2046	—	70,679
BWU00JF83 IRS JPY R V 06MLIBOR 1% 20 Sep 2046	—	7,961
BWU00JOF7 IRS GBP P F .75000 0.75% 15 Mar 2027	—	65,888
BWU00JTA3 IRS GBP R V 06MLIBOR 1% 15 Mar 2019	—	22,654
BWU00K6B3 IRS USD P F 1.25000 1.25% 15 May 2019	—	93,267
BWU0B3298 TRS USD R F .00000 0% 15 Feb 2017	80,950	4,297
BWU0C0798 TRS USD R F .00000 1% 15 Feb 2017	651,415	34,578
CAN 10YR BOND FUT MAR17 XMOD 20170322	1,200,000	823
CANADIAN DOLLAR (CAD) SPOT CANADIAN DOLLAR (CAD) SPOT	8,414	6,260
CASIO COMPUTER CO LTD CASIO COMPUTER CO LTD	(159,589)	312,130
CCSAN0020 CYS USD R V 03MLIBOR 1% 23 Jan 2019	(49,508,479)	62,434
CCSCCG122 CYS GBP R V 03MLIBOR 1% 13 Oct 2026	(176,000)	9,617
CCSCCG189 CYS GBP R V 03MLIBOR 1% 13 Oct 2026	(66,060)	3,568
CHICAGO ETHANOL S DEC17 XNYM 20171229	252,000	1,260
CHINA COSCO HOLDINGS-H CHINA COSCO HOLDINGS-H	(853,520)	341,525
CNTE WRT CLAIM CONTURA ENERGY INC - WARRANTS CLAIM	125	—
COCOA FUTURE DEC17 IFUS 20171213	(40)	382
CORN FUTURE DEC17 XCBT 20171214	125,000	938
CORN FUTURE JUL17 XCBT 20170714	15,000	188
CRUDE OIL FUT OPT DEC17C 63 EXP 11/15/2017	10,000	30,000
CRUDE OIL FUT OPT DEC17P 48 EXP 11/15/2017	10,000	26,600
CS0CG078S CYS USD R V 03MLIBOR 1% 21 Mar 2026	46,800	—
CTRP M2017D115000 CTRP 2017 JAN 11.5 PUT 01/20/2017	482	—
DANISH KRONE DKK FORWARD	—	546,494
EURO BUND FUTURE MAR17 XEUR 20170308	(1,900,000)	8,698
EURO CURRENCY EUR FORWARD	—	398,080
EURO-BONO SP GOV MAR17 XEUR 20170308	(100,000)	826
FHLMC TBA 30 YR 3.5 3.5% 13 Feb 2047	1,000,000	12,711
GASOIL CK SPRD SW DEC17 XNYM 20171229	(1,000)	186
GASOIL CK SPRD SW NOV17 XNYM 20171130	(1,000)	202
GASOIL CK SPRD SW OCT17 XNYM 20171031	(1,000)	198
GASOLINE RBOB FUT DEC17 XNYM 20171130	(168,000)	5,359
GASOLINE RBOB FUT FEB17 XNYM 20170131	(42,000)	374
GASOLINE RBOB FUT JUN17 XNYM 20170531	(588,000)	21,991
GASOLINE RBOB FUT MAR17 XNYM 20170228	(252,000)	1,789
GOLD 100 OZ FUTR FEB17 XCEC 20170224	(700)	4,480
GPM STUB.DB ESC GPM STUB SWP DB ESCROW	39,428	—
HENRY HB LD1 MAR17 IFED 20170224	(155,000)	158,166
HONG KONG DOLLAR SPOT HONG KONG DOLLAR SPOT	39,899	5,144
INDIAN RUPEE INR FORWARD	—	2,023
JAPANESE YEN JPY FORWARD	—	1,272,381
JAPANESE YEN (JPY) SPOT JAPANESE YEN (JPY) SPOT	834,224	7,136
KC HRW WHEAT FUT JUL17 XCBT 20170714	130,000	3,900
LIVE CATTLE FUTR APR17 XCME 20170428	(360,000)	4,230
LOW SU GASOIL G JUN17 IFEU 20170612	(1,400)	2,100
LOW SU GASOIL G JUN18 IFEU 20180612	(1,800)	2,250
MT BELV PROP 5 DE MAR17 XNYM 20170331	546,000	912
NAT GAS EURO OPT APR17C 3.95 EXP 03/28/2017	10,000	1,254
NAT GAS EURO OPT AUG17C 3.95 EXP 07/26/2017	10,000	1,973
NAT GAS EURO OPT JUL17C 3.95 EXP 06/27/2017	10,000	1,785
NAT GAS EURO OPT JUN17C 3.95 EXP 05/25/2017	10,000	1,504
NAT GAS EURO OPT MAY17C 3.95 EXP 04/25/2017	10,000	1,262
NAT GAS EURO OPT OCT17C 3.95 EXP 09/26/2017	10,000	2,361
NAT GAS EURO OPT SEP17C 3.95 EXP 08/28/2017	10,000	2,126
NATURAL GAS FUTR APR17 XNYM 20170329	(170,000)	6,630
NATURAL GAS FUTR APR18 XNYM 20180327	820,000	3,280
NATURAL GAS FUTR MAR17 XNYM 20170224	(170,000)	11,900
NATURAL GAS FUTR MAR18 XNYM 20180226	(540,000)	9,720
NATURAL GAS FUTR MAY17 XNYM 20170426	(330,000)	9,570
NATURAL GAS FUTR MAY18 XNYM 20180426	20,000	120
NATURAL GAS FUTR OCT17 XNYM 20170927	(480,000)	10,560
NATURAL GAS SWAP APR18 XNYM 20180327	80,000	320
NATURAL GAS SWAP AUG18 XNYM 20180727	40,000	360
NATURAL GAS SWAP DEC18 XNYM 20181128	40,000	360
NATURAL GAS SWAP JUL18 XNYM 20180627	40,000	320
NATURAL GAS SWAP JUN18 XNYM 20180529	40,000	320
NATURAL GAS SWAP MAR17 XNYM 20170224	(10,000)	700
NATURAL GAS SWAP MAY18 XNYM 20180426	40,000	240

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
NATURAL GAS SWAP NOV18 XNYM 20181029	40,000	320
NATURAL GAS SWAP OCT17 XNYM 20170927	(60,000)	1,320
NATURAL GAS SWAP OCT18 XNYM 20180926	40,000	320
NATURAL GAS SWAP SEP18 XNYM 20180829	40,000	320
NEW TAIWAN DOLLAR TWD FORWARD	—	11,070
NEW ZEALAND DOLLAR NZD FORWARD	—	2,696
NIPPON PAPER INDUSTRIES CO L NIPPON PAPER INDUSTRIES CO L	(31,627)	32,100
NY HARB ULSD FUT JUL17 XNYM 20170630	84,000	479
NY HARB ULSD FUT MAR17 XNYM 20170228	168,000	1,277
NY HARB ULSD FUT SEP17 XNYM 20170831	168,000	840
NYH ULSD CRCK SP APR17 XNYM 20170428	2,000	700
NYH ULSD CRCK SP JUN17 XNYM 20170630	2,000	600
NYH ULSD CRCK SP MAY17 XNYM 20170531	2,000	640
PATAQ WRTS PATRIOT COAL CORP - A WRT 12/18/2023	18,793	—
PLATINUM FUTURE APR17 XNYM 20170426	700	2,310
POUND STERLING GBP FORWARD	—	178,045
RAPESEED EURO MAY17 XPAR 20170428	100	23
RUSSIAN RUBLE RUB FORWARD	—	66,780
SAFRAN SA SAFRAN SA FORWARD	10,617	17,215
SEM GRP LIT TRU SEM GROUP LITIGATION TRUST	1	—
SINGAPORE DOLLAR SGD FORWARD	—	86,296
SOUTH KOREAN WON KRW FORWARD	—	18,011
SOYBEAN FUTURE NOV17 XCBT 20171114	(120,000)	5,100
SOYBEAN MEAL FUTR DEC17 XCBT 20171214	(600)	960
SOYBEAN MEAL FUTR MAY17 XCBT 20170512	(1,400)	3,640
SUGAR 11 (WORLD) JUL17 IFUS 20170630	6,384,000	2,554
SWPC0D4O3 CDS USD R V 03MEVENT 1% 20 Mar 2026	—	30,822
SWPC0DVJ4 CDS EUR P F 1.00000 1% 20 Dec 2021	—	2,246
SWPC0DVK1 CDS EUR P F 1.00000 1% 20 Dec 2021	—	2,539
SWPC0DVL9 CDS EUR P F 1.00000 1% 20 Dec 2021	—	2,226
SWPC0DVQ8 CDS EUR R V 03MEVENT 1% 20 Dec 2021	—	24,363
SWPC0E9S7 CDS EUR R F 1.00000 1% 20 Dec 2021	—	8,015
SWU00BPM8 IRS SEK R F 1.08000 1.08% 26 Jan 2025	—	1,094
SWU00BPN6 IRS SEK R F 1.08500 1.085% 26 Jan 2025	—	1,339
SWU00DZI2 IRS JPY R F .15000 0.15% 22 Mar 2018	—	7,082
SWU00EA97 IRS JPY R F 1.00000 1% 18 Dec 2025	—	170,600
SWU00FP15 IRS JPY R F .30000 0.3% 18 Mar 2026	—	64,379
SWU09GJ52 IRS GBP R F 3.58500 3.585% 15 Oct 2046	—	4,460
SWU0AH041 TRS USD R F .00000 0% 29 Apr 2020	—	24,849
SWU0AM800 TRS USD R E	—	6,846
SWU0AM834 TRS USD R E	—	2,691
SWU0AM842 TRS USD R E	—	5,143
SWU0AN006 TRS USD R F .00000 0% 24 Jul 2020	—	5,868
SWU0AP522 TRS USD R E MATURITY DATE 3/31/17	—	9,974
SWU0AP530 TRS USD R E COMMODITYFORWARD	—	3,853
SWU0AP555 TRS USD P E COMMODITYFORWARD	—	2,729
SWU0C0806 TRS USD R E SPGCESTR	(7,457,079)	161,664
SWU0C0814 TRS USD R E SPGCESTR	(6,759,772)	146,546
SWU0C0830 TRS USD P V 03MTBILL 1% 15 Feb 2017	(10,644,161)	230,757
SWU0C0848 TRS USD R E SPGCESTR	(12,040,329)	261,025
SWU0C0889 TRS USD R E JMABDEWE	(1,806,653)	1,364
SWU0C1374 TRS USD R E BCOMF1T	(8,149,745)	60,023
SWU0C1408 TRS USD R E BCOMF1T	(1,447,603)	10,662
SWU0C3602 TRS USD R E COMMODITYFORWARD	—	24,729
SWU0C4824 TRS USD R E COMMODITYFORWARD	—	811,993
SWU0C7090 TRS USD R E COMMODITYFORWARD	—	1,823
SWU0C7462 TRS USD P E COMMODITYFORWARD	—	2,204
SWU0C7470 TRS USD P E COMMODITYFORWARD	—	1,573
SWU0C7975 TRS USD R E COMMODITYFORWARD	—	470
SWU0CF290 TRS USD R E MATURITY DATE 03/31/2017	—	2,901
SWU0CF340 TRS USD R E MATURITY DATE 2017/12/31	—	12,123
SWU0CF373 TRS USD R E COMMODITYFORWARD	—	20,308
SWU0GC566 TRS CHF R E	—	5,360
SWU0GC582 TRS CHF P E VOLS EURCHF	—	2,212
SWU0GG054 TRS USD R F .00000 0% 29 Apr 2020	—	82,830
SWU0KB035 TRS USD R F .00000 0% 07 May 2020	—	17,106
SWU0NN556 TRS USD R E	—	15,429
SWU0VOL24 TRS CHF R E	—	2,508
SWU0VS143 TRS CHF R E	—	2,058
SWU0VS150 TRS CHF R E	—	211
U.S. DOLLAR SPOT FORWARD U.S. DOLLAR SPOT FORWARD	164,720	164,720
US 10YR NOTE (CBT)MAR17 XCBT 20170322	17,300,000	59,469
US 2YR NOTE (CBT) MAR17 XCBT 20170331	26,200,000	8,188
US 5YR NOTE (CBT) MAR17 XCBT 20170331	22,600,000	37,078
US LONG BOND(CBT) MAR17 XCBT 20170322	(900,000)	844
US ULTRA BOND CBT MAR17 XCBT 20170322	1,600,000	15,500
WHITE SUGAR (ICE) MAR17 IFEU 20170213	700	2,310
WTI CRUDE FUTURE AUG17 XNYM 20170720	(3,000)	180
WTI CRUDE FUTURE DEC17 IFEU 20171117	(8,000)	400

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
WTI CRUDE FUTURE DEC17 XNYM 20171120	(59,000)	59,000
WTI CRUDE FUTURE DEC18 XNYM 20181119	(56,000)	48,720
WTI CRUDE FUTURE DEC19 XNYM 20191120	5,000	100
WTI CRUDE FUTURE JUN17 XNYM 20170522	(53,000)	3,180
WTI CRUDE FUTURE MAR17 IFEU 20170217	(17,000)	1,020
YUAN RENMINBI CNY FORWARD	—	56,842

Total Derivatives	70,064,377	$8,071,610

Total Investment Assets, at Fair Value	4,832,672,612	$6,615,542,193

Separately Managed Accounts

Derivatives Liabilities
31750AKV5 OTC ECAL USD VS BRL JAN18 6.3 CALL	(200,000)	$(601)
31750AKW3 OTC EPUT USD VS KRW JAN17 1145 PUT	(100,000)	(16)
31750AKX1 OTC EPUT USD VS KRW JAN17 1145 PUT	(200,000)	(44)
31750AM92 OTC EPUT USD VS KRW JAN17 1145 PUT	(200,000)	(76)
31750BEL2 OTC ECAL USD VS BRL JUN18 3.89 CALL	(300,000)	(18,335)
31750BEP3 OTC EPUT USD VS BRL JUN18 3.89 PUT	(300,000)	(36,343)
31750BKZ4 OTC EPUT USD VS CNH SEP17 6.6 PUT	(600,000)	(888)
31750BN32 OTC EPUT EUR VS AUD JAN17 1.424 PUT	(190,000)	(60)
31750BN40 OTC ECAL EUR VS AUD JAN17 1.53 CALL	(190,000)	(21)
31750BSN3 OTC ECAL GBP VS USD JAN17 1.297 CALL	(1,600,000)	(1,082)
31750BSU7 OTC ECAL GBP VS USD JAN17 1.302 CALL	(246,000)	(161)
317U234L4 IRO JPY 2Y P MAR17 0.000001 PUT	(160,000,000)	(1,270)
317U472M3 IRO USD 5Y P 2.25000 NOV19 2.25 PUT	(1,800,000)	(60,630)
317U475M0 IRO USD 5Y P 2.50000 NOV19 2.50 PUT	(1,800,000)	(50,202)
317U476M9 IRO USD 5Y P 2.50000 NOV19 2.50 PUT	(5,500,000)	(153,395)
7AG7C H7 NYM ECAL CRUDE OIL CS JAN17 0.25 CALL	(6,000)	(60)
7AG7P H7 NYM EPUT CRUDE OIL CS JAN17 1 PUT	(6,000)	(660)
7AH7C J7 NYM ECAL CRUDE OIL CS FEB17 0.25 CALL	(6,000)	(120)
7AH7P J7 NYM EPUT CRUDE OIL CS FEB17 1 PUT	(6,000)	(720)
7AN7P Q7 NYM EPUT CRUDE OIL CS JUL17 1 PUT	(4,000)	(200)
7AQ7P U7 NYM EPUT CRUDE OIL CS AUG17 1 PUT	(4,000)	(200)
7AU7P V7 NYM EPUT CRUDE OIL CS SEP17 1 PUT	(4,000)	(240)
7AV7P X7 NYM EPUT CRUDE OIL CS OCT17 1 PUT	(4,000)	(240)
7AX7P Z7 NYM EPUT CRUDE OIL CS NOV17 1 PUT	(4,000)	(240)
7AZ7P F8 NYM EPUT CRUDE OIL CS DEC17 1 PUT	(4,000)	(240)
ABL.SJBARC AFRICAN BANK INVESTMENTS SWP BARC	1,630	(37)
AUSTRALIAN DOLLAR AUD FORWARD	—	(9,079)
AUSTRALIAN DOLLAR SPOT AUSTRALIAN DOLLAR SPOT	(1,280)	(923)
BRAZILIAN REAL BRL FORWARD	—	(98,128)
BRENT CRUDE FUTR APR17 IFEU 20170228	3,000	(30)
BRENT CRUDE FUTR APR18 IFEU 20180228	(6,000)	(360)
BRENT CRUDE FUTR DEC17 IFEU 20171031	81,000	(91,530)
BRENT CRUDE FUTR JUN17 IFEU 20170428	(69,000)	(1,380)
BRENT CRUDE FUTR JUN18 IFEU 20180430	(20,000)	(1,400)
BRENT CRUDE FUTR JUN19 IFEU 20190430	(25,000)	(1,273)
BRENT CRUDE FUTR MAR17 IFEU 20170131	56,000	(1,680)
BRENT CRUDE FUTR MAR18 IFEU 20180131	(14,000)	(700)
BRENT CRUDE FUTR MAR19 IFEU 20190131	(3,000)	(210)
BRENT CRUDE FUTR OCT17 IFEU 20170831	(6,000)	(120)
BRENT CRUDE FUTR SEP17 IFEU 20170731	(41,000)	(820)
BRENT CRUDE FUTR SEP18 IFEU 20180731	(3,000)	(240)
BRENT CRUDE FUTR OPTN APRL17 62 CALL FSO	(1,200,000)	(360)
BRENT CRUDE FUTR OPTN DEC17 50 PUT FSO	(1,000,000)	(600)
BRENT CRUDE FUTR OPTN DEC17 65 CALL FSO	(1,000,000)	(1,100)
BWPC0DSY5 CDS EUR R V 03MEVENT 1% 20 Dec 2021	—	(112,309)
BWPC0DTU2 CDS USD R V 03MEVENT 1% 20 Dec 2021	—	(107,467)
BWPC0E4Q6 CDS USD R V 03MEVENT 1% 20 Dec 2020	—	(5,259)
BWPC0E528 CDS USD R V 03MEVENT 1% 20 Dec 2020	—	(8,831)
BWPC0E551 CDS USD R V 03MEVENT 1% 20 Dec 2020	—	(5,927)
BWPC0E6G6 CDS USD R V 03MEVENT 1% 20 Dec 2020	—	(8,155)
BWPC0E7U4 CDS USD R V 03MEVENT 1% 20 Dec 2020	—	(2,964)
BWPC0EEK8 CDS EUR R V 03MEVENT 1% 20 Dec 2020	—	(2,095)
BWPC0EFA9 CDS EUR R V 03MEVENT 1% 20 Dec 2020	—	(3,056)
BWPC0EHK5 CDS EUR R V 03MEVENT 1% 20 Dec 2020	—	(1,663)
BWU00AH98 IRS JPY R V 06MLIBOR 1% 17 Sep 2021	—	(44,023)
BWU00DG28 IRS USD R V 03MLIBOR 1% 13 Jan 2023	—	(11,296)
BWU00F0Z7 IRS JPY R V 06MLIBOR 1% 21 Dec 2045	—	(97,061)
BWU00FMI1 IRS CAD R V 03MCDOR 1% 16 Jun 2026	—	(46,930)
BWU00H547 IRS EUR R V 06MEURIB 1% 15 Mar 2047	—	(2,335)
BWU00H5C9 IRS GBP R V 06MLIBOR 1% 21 Sep 2018	—	(73,940)
BWU00H5E5 IRS GBP R V 06MLIBOR 1% 15 Mar 2047	—	(24,847)
BWU00JOG5 IRS EUR P F .00000 0% 15 Mar 2019	—	(1,839)
BWU0C1218 TRS USD R V 03MTBILL 1% 15 Feb 2017	7,886,199	(63,756)
BWU0C1275 TRS USD R V 03MTBILL 1% 15 Feb 2017	1,413,739	(11,429)
CANADIAN DOLLAR CAD FORWARD	—	(13,679)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
CANOLA FUTR (WCE) MAR17 IFCA 20170314	(100)	(14)
CCS0CG078 CYS EUR R V 03MEURIB 1% 21 Mar 2026	(46,800)	(26,394)
CCS2685E9 CYS GBP R V 03MLIBOR 1% 15 Mar 2019	(251,400)	(109,829)
CCSAN0004 CYS USD P V 03MLIBOR 1% 15 Mar 2027	(34,920)	(21,720)
CCSBAN170 CYS USD P V 03MLIBOR 1% 15 Mar 2027	(11,640)	(7,224)
CCSBAN402 CYS EUR R V 03MEURIB 1% 15 Mar 2027	(187,404)	(116,828)
CCSBR0115 CYS GBP R V 03MLIBOR 1% 15 Mar 2019	(889,700)	(394,203)
CCSCCG148 CYS CAD R V 03MCDOR 1% 24 Nov 2018	1,796,796	(56,750)
CCSCCG205 CYS CAD R V 03MCAD 1% 24 Nov 2018	787,637	(24,877)
CCSCCG221 CYS GBP R V 03MLIBOR 1% 15 Mar 2019	(879,900)	(384,403)
CCSCCS225 CYS GBP R V 03MLIBOR 1% 15 Mar 2019	(1,230,000)	(521,039)
CHINA STEEL CORP CHINA STEEL CORP	(624,923)	(56,806)
COCHLEAR LTD COCHLEAR LTD	(14,303)	(245,498)
COCOA FUTURE SEP17 IFUS 20170914	40	(272)
COTTON NO.2 FUTR MAR17 IFUS 20170309	(350,000)	(525)
CRUDE OIL FUT OPT FEB17C 50 EXP 01/17/2017	(12,000)	(47,640)
CRUDE OIL FUT OPT MAR17C 59 EXP 02/15/2017	(4,000)	(2,400)
DANISH KRONE DKK FORWARD	—	(54,360)
EURO BOBL FUTURE MAR17 XEUR 20170308	3,700,000	(2,980)
EURO BTP FUTURE MAR17 XEUR 20170308	900,000	(2,602)
EURO BUXL 30Y BND MAR17 XEUR 20170308	300,000	(7,829)
EURO CURRENCY EUR FORWARD	—	(154,578)
EURO OAT FUTURE MAR17 XEUR 20170308	900,000	(4,168)
EUROPEAN MONETARY UNIT SPOT EUROPEAN MONETARY UNIT SPOT	(176,353)	(185,509)
EURO-SCHATZ FUT MAR17 XEUR 20170308	5,900,000	(565)
FNMA TBA 30 YR 3 3% 13 Feb 2047	2,700,000	(4,546)
FNMA TBA 30 YR 3.5 3.5% 13 Feb 2047	7,000,000	(14,629)
GASOIL CK SPRD SW APR17 XNYM 20170428	1,000	(261)
GASOIL CK SPRD SW JUN17 XNYM 20170630	1,000	(212)
GASOIL CK SPRD SW MAY17 XNYM 20170531	1,000	(241)
GASOLINE RBOB FUT APR17 XNYM 20170331	672,000	(28,090)
GASOLINE RBOB FUT DEC18 XNYM 20181130	(42,000)	(239)
GASOLINE RBOB FUT JUL17 XNYM 20170630	(84,000)	(185)
GEELY AUTOMOBILE HOLDINGS LT GEELY AUTOMOBILE HOLDINGS LT	(718,994)	(338,406)
HENRY HB LD1 APR17 IFED 20170329	150,000	(155,593)
INDIAN RUPEE INR FORWARD	—	(5,323)
ITB.BOA ISHARES DJ US HOME CONSTRUCT SWP BOA	(25,791)	(23,105)
JAPANESE YEN JPY FORWARD	—	(65,448)
JPN 10Y BOND(OSE) MAR17 XOSE 20170313	300,000,000	(258)
KONAMI HOLDINGS CORP KONAMI HOLDINGS CORP	(23,231)	(157,384)
LIVE CATTLE FUTR AUG17 XCME 20170831	360,000	(445)
LONG GILT FUTURE MAR17 IFLL 20170329	1,400,000	(306)
LOW SU GASOIL G DEC17 IFEU 20171212	2,800	(3,500)
LOW SU GASOIL G DEC18 IFEU 20181212	800	(600)
LOW SU GASOIL G JUN19 IFEU 20190612	(400)	(100)
MEXICAN PESO (NEW) MXN FORWARD	—	(30,516)
MT BELV PROP 5 DE JUN17 XNYM 20170630	(546,000)	(339)
NAT GAS EURO OPT APR17P 2.6 EXP 03/28/2017	(40,000)	(576)
NAT GAS EURO OPT APR17P 2.7 EXP 03/28/2017	(80,000)	(1,696)
NAT GAS EURO OPT APR17P 2.8 EXP 03/28/2017	(220,000)	(6,732)
NAT GAS EURO OPT APR17P 2.9 EXP 03/28/2017	(20,000)	(862)
NAT GAS EURO OPT APR17P 2.95 EXP 03/28/2017	(10,000)	(507)
NAT GAS EURO OPT AUG17P 2.95 EXP 07/26/2017	(10,000)	(1,000)
NAT GAS EURO OPT JUL17P 2.95 EXP 06/27/2017	(10,000)	(844)
NAT GAS EURO OPT JUN17P 2.95 EXP 05/25/2017	(10,000)	(757)
NAT GAS EURO OPT MAR17P 2.9 EXP 02/23/2017	(20,000)	(460)
NAT GAS EURO OPT MAY17P 2.95 EXP 04/25/2017	(10,000)	(630)
NAT GAS EURO OPT OCT17P 2.95 EXP 09/26/2017	(10,000)	(1,277)
NAT GAS EURO OPT SEP17P 2.95 EXP 08/28/2017	(10,000)	(1,204)
NATURAL GAS FUTR JAN18 XNYM 20171227	180,000	(3,780)
NATURAL GAS FUTR JUL17 XNYM 20170628	630,000	(15,120)
NATURAL GAS FUTR JUN17 XNYM 20170526	40,000	(1,080)
NATURAL GAS OPTN APR17P 3 EXP 03/28/2017	(10,000)	(590)
NATURAL GAS SWAP APR17 XNYM 20170329	10,000	(390)
NATURAL GAS SWAP FEB18 XNYM 20180129	40,000	(840)
NATURAL GAS SWAP JAN18 XNYM 20171227	40,000	(840)
NATURAL GAS SWAP MAR18 XNYM 20180226	60,000	(1,080)
NEW ZEALAND DOLLAR NZD FORWARD	—	(5,226)
NIKON CORP NIKON CORP	(47,333)	(77,515)
NY HARB ULSD FUT APR17 XNYM 20170331	(84,000)	(630)
NY HARB ULSD FUT JUN17 XNYM 20170531	(336,000)	(2,083)
NYH ULSD CRCK SP DEC17 XNYM 20171229	(2,000)	(380)
NYH ULSD CRCK SP NOV17 XNYM 20171130	(2,000)	(400)
NYH ULSD CRCK SP OCT17 XNYM 20171031	(2,000)	(440)
POUND STERLING GBP FORWARD	—	(79,973)
RUSSIAN RUBLE RUB FORWARD	—	(27,276)
SHIRE PLC SHIRE PLC FORWARD	32,271	(100,144)
SINGAPORE DOLLAR SGD FORWARD	—	(16,145)
SOUTH KOREAN WON KRW FORWARD	—	(20,055)
SOYBEAN MEAL FUTR JUL17 XCBT 20170714	600	(1,560)
SOYBEAN MEAL FUTR MAR17 XCBT 20170314	1,400	(3,360)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
SUGAR 11 (WORLD) MAR17 IFUS 20170228	(1,568,000)	(314)
SUGAR 11 (WORLD) MAY17 IFUS 20170428	(6,384,000)	(1,915)
SWEDISH KRONA SEK FORWARD	—	(3,488)
SWPC01YI9 CDS USD R F 1.00000 1% 20 Mar 2019	—	(681)
SWPC020O1 CDS USD R F 1.00000 1% 20 Mar 2019	—	(2,043)
SWPC023I1 CDS USD R F 1.00000 1% 20 Mar 2019	—	(1,362)
SWPC02AP7 CDS USD R F 1.00000 1% 20 Mar 2019	—	(1,362)
SWPC03N14 CDS USD R F 1.00000 1% 20 Jun 2019	—	(2,031)
SWPC0E0E7 CDS EUR R F 1.00000 1% 20 Dec 2018	—	(2,285)
SWPC0EEQ5 CDS EUR P V 03MEVENT 1% 20 Dec 2020	—	(2,431)
SWPC0EHJ8 CDS EUR R F 1.00000 1% 20 Jun 2021	—	(10,974)
SWPC0EMK9 CDS EUR P F 1.00000 1% 20 Dec 2021	—	(1,319)
SWPC536C4 CDS USD P F .94000 0.94% 20 Jun 2017	—	(1,389)
SWPC786C1 CDS USD R V 03MEVENT 1% 20 Mar 2018	—	(1,445)
SWU00INA1 IRS USD R F 1.75000 1.75% 21 Dec 2026	—	(152,689)
SWU00JF67 IRS JPY R F .00000 0% 20 Sep 2026	—	(20,758)
SWU00JKP9 IRS GBP R F .50000 0.5% 15 Mar 2022	—	(12,122)
SWU00JO67 IRS EUR R F .50000 0.5% 15 Mar 2027	—	(169,902)
SWU00K6A5 IRS USD R F 1.00000 1% 15 May 2018	—	(57,651)
SWU029AC9 TRS USD R E COMMODITYFORWARD	—	(1,481)
SWU0A0071 TRS USD P E COMMODITYSPREAD	—	(372)
SWU0A0220 TRS USD R E COMMODITYFORWARD	—	(4,002)
SWU0C0863 TRS USD R E JMABFNJ1	(2,606,603)	(29,516)
SWU0C0897 TRS USD R E JMABCTNE	(3,163,212)	(967)
SWU0C0905 TRS USD R E CVICXMB3	(2,607,501)	(3,804)
SWU0C0913 TRS USD R E CVICXMB2	(2,527,797)	(289)
SWU0C7488 TRS USD P E COMMODITYFORWARD	—	(1,665)
SWU0C7496 TRS USD R E COMMODITYFORWARD	—	(4,533)
SWU0C7983 TRS USD R E COMMODITYFORWARD	—	(5,847)
SWU0CIS21 TRS USD R E SPGCESP CCP CME	(2,084,351)	(27,384)
SWU0CIS39 TRS USD R E SPGCESP CCP CME	(21,358,201)	(280,066)
SWU0GC574 TRS CHF R E	—	(1,581)
SWU0GC590 TRS CHF P E VOLS USDCHF	—	(534)
SWU0RB756 TRS USD R E MATURITY DATE 2017/12/31	—	(26,662)
SWU0VOL16 TRS CHF R E	—	(406)
US 10YR NOTE (CBT) MAR17 XCBT 20170322	(2,400,000)	(8,250)
US 2YR NOTE (CBT) MAR17 XCBT 20170331	(9,200,000)	(2,875)
US 5YR NOTE (CBT) MAR17 XCBT 20170331	(4,600,000)	(7,547)
US LONG BOND (CBT) MAR17 XCBT 20170322	(1,500,000)	(11,250)
US ULTRA BOND CBT MAR17 XCBT 20170322	(100,000)	(969)
USD/EUR FWD 01-19-2017 EUROPEAN MONETARY UNIT Forward	81,895	(26,946)
USD/GBP FWD 01-31-2017 BRITISH POUND Forward	910,719	(35,461)
WHEAT FUTURE (CBT) JUL17 XCBT 20170714	(55,000)	(1,375)
WM MORRISON SUPERMARKETS WM MORRISON SUPERMARKETS	(860,116)	(179,209)
WTI CRUDE FUTURE DEC20 XNYM 20201120	(3,000)	(270)
WTI CRUDE FUTURE FEB17 XNYM 20170120	31,000	(1,550)
WTI CRUDE FUTURE JUN18 IFEU 20180521	6,000	(120)
WTI CRUDE FUTURE JUN18 XNYM 20180522	58,000	(52,200)
WTI CRUDE FUTURE JUN19 XNYM 20190521	7,000	(140)
WTI CRUDE FUTURE MAR17 XNYM 20170221	11,000	(660)
WTI CRUDE FUTURE MAR18 XNYM 20180220	35,000	(33,250)
WTI CRUDE FUTURE MAR19 XNYM 20190220	3,000	(60)
WTI CRUDE FUTURE OCT17 XNYM 20170920	6,000	(300)
WTI CRUDE FUTURE SEP17 IFEU 20170821	17,000	(850)
WTI CRUDE FUTURE SEP17 XNYM 20170822	18,000	(18,720)
WTI CRUDE FUTURE SEP18 XNYM 20180821	15,000	(13,200)
YUAN RENMINBI CNY	—	(25,134)

Total Derivative Liabilities	93,481,274	$(6,074,668)

Common Stock Liabilities
ACTIVISION BLIZZARD INC	(30,833)	$(1,113,380)
ADVANCED MICRO DEVICES	(69,880)	(792,439)
AMERICAN EAGLE OUTFITTERS	(53,313)	(808,758)
BEST BUY CO INC	(28,790)	(1,228,469)
CARNIVAL CORP	(33,920)	(1,765,875)
CHECK POINT SOFTWARE TECH	(7,602)	(642,065)
CHICO'S FAS INC	(8,450)	(121,596)
CHUBB LTD	(12,295)	(1,624,415)
CORE LABORATORIES N.V.	(1,930)	(231,677)
CRACKER BARREL OLD COUNTRY	(3,270)	(546,025)
DISCOVERY COMMUNICATIONS-A	(43,639)	(1,196,145)
FOOT LOCKER INC	(6,820)	(483,470)
FRESENIUS SE & CO KGAA	(17,980)	(1,404,224)
FS INVESTMENT CORP	(53,280)	(548,784)
GALENICA AG-REG	(334)	(376,610)
GATX CORP	(19,445)	(1,197,423)
GOPRO INC-CLASS A	(78,170)	(680,861)
INTL BUSINESS MACHINES CORP	(13,564)	(2,251,488)
METTLER-TOLEDO INTERNATIONAL	(4,390)	(1,837,478)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / $ Par Value	Current Value
MYRIAD GENETICS INC	(56,930)	(949,023)
NETAPP INC	(43,963)	(1,550,575)
NVIDIA CORP	(10,330)	(1,102,624)
OPKO HEALTH INC	(140,597)	(1,307,552)
RED HAT INC	(12,300)	(857,310)
REGAL ENTERTAINMENT GROUP-A	(41,460)	(854,076)
ROGERS COMMUNICATIONS INC-B	(17,530)	(675,455)
SANDERSON FARMS INC	(6,960)	(655,910)
SANDVIK AB	(30,370)	(375,869)
SCRIPPS NETWORKS INTER-CL A	(4,810)	(343,290)
SEAGATE TECHNOLOGY	(67,840)	(2,589,453)
SIRIUS XM HOLDINGS INC	(212,197)	(944,277)
SNAP-ON INC	(3,730)	(638,837)
SPLUNK INC	(11,712)	(599,069)
SPRINT CORP	(183,210)	(1,542,628)
SWISSCOM AG-REG	(3,700)	(1,656,104)
TRAVELERS COS INC/THE	(13,310)	(1,629,410)
WAL-MART STORES INC	(19,750)	(1,365,120)
WESTERN UNION CO	(110,421)	(2,398,344)

Total Common Stock Liabilities	(1,479,025)	$(40,886,109)

Real Estate Investment Liabilities
AVALONBAY COMMUNITIES INC	(3,770)	$(667,856)
BOARDWALK REAL ESTATE INVEST	(9,180)	(332,272)

Total Real Estate Investment Liabilities	(12,950)	$(1,000,128)

Total Investment Liabilities, at Fair Value	91,989,299	$(47,960,905)

Total Investments, at Fair Value	4,924,661,911	$6,567,581,287

* Notes Receivable from Participants with interest rates ranging from 3.25% to 9.25% with maturities up to 10 years		$26,541,538

Total Assets Held at End of Year		$6,594,122,825

*	Denotes party-in-interest

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Proceeds of Dispositions
Common Stock
3382.JP	16,398	$686,850
7974.JP	1,926	449,846
ABI.BB	31,270	3,306,311
ABI.BB_OLD	17,105	2,149,839
BCE.CN	(22,180)	(991,250)
BMO.CN	(19,520)	(1,244,246)
BNS.CN	(26,610)	(1,360,350)
CM.CN	(6,900)	(543,101)
ERICB.SS	288,355	1,562,820
FRE.GY	(1,270)	(89,769)
GALN.VX	(273)	(394,583)
KAUP EQUITY	189,055	—
KU2.GY	(2,620)	(317,397)
LDO.IM	71,560	810,981
LUX.IM	(11,990)	(579,004)
MLST4_PHOENIX CLAIM	1,375	—
MTX.GY	100	11,533
NETSTEMP.DC	1,310	30,161
NOKIA.FH	(46,110)	(285,179)
OTP.HB	(5,080)	(124,200)
PNDORA.DC	(5,590)	(666,468)
RCI/B.CN	(16,170)	(618,694)
RY.CN	(42,260)	(2,624,838)
SAND.SS	(159,680)	(1,637,790)
SAUR SPV 1 EQUITY	21	—
SAUR SPV 3 EQUITY	44	—
SCMN.VX	(220)	(105,790)

Total Common Stock	252,046	$(2,574,319)

Preferred Stocks
LIMONI DC-D ZAGARA DEBT CERT LIMONI S.P.A. 1 1/31/18	36	$—
LIMONI DC-E ZAGARA DEBT CERT LIMONI S.P.A. 1 1/31/18	18	—
LIMONI DC-S ZAGARA DEBT CERT LIMONI S.P.A. 1 1/31/18	33	—

Total Preferred Stocks	87	$—

Derivatives
175.HKSWAP	(1,408,126)	$(727,598)
2002.TTSWAP	(229,691)	(8,745)
2357.TTSWAP	(74,450)	(39,370)
2454.TTSWAP	(145,970)	(18,040)
31750AMI2 OTC ECAL USD VS RUBJAN17 110 CALL	(200,000)	4,300
31750AMQ4 OTC EPUT USD VS RUBJAN17 76 PUT	200,000	16,420
31750AOA7 OTC EPUT USD VS CNHAPR16 6.6 PUT	(392,000)	—
31750AOB5 OTC EPUT USD VS CNHAPR16 6.6 PUT	(204,000)	2,071
31750AOC3 OTC EPUT USD VS CNHAPR16 6.6 PUT	(204,000)	2,060
31750AP73 OTC ECAL USD VS RUBFEB17 110 CALL	(230,000)	7,429
31750AP81 OTC EPUT USD VS RUBFEB17 76.84 PUT	230,000	17,917
31750APU2 OTC ECAL USD VS JPYMAY16 117.25 CALL	2,837,000	(42,342)
31750APV0 OTC ECAL USD VS JPYMAY16 122.45 CALL	(2,837,000)	10,993
31750APW8 OTC EPUT EUR VS USDMAY16 1.0695 PUT	(1,860,000)	13,083
31750APX6 OTC EPUT EUR VS USDMAY16 1.099 PUT	1,240,000	(18,232)
31750APY4 OTC EPUT EUR VS USDMAY16 1.039 PUT	1,240,000	(3,951)
31750APZ1 OTC EPUT EUR VS USDMAY16 1.12 PUT	1,509,000	(32,767)
31750AQ07 OTC EPUT EUR VS USDMAY16 1.0855 PUT	(2,264,000)	22,020
31750AQ15 OTC EPUT EUR VS USDMAY16 1.059 PUT	1,509,000	(7,663)
31750ART3 OTC ECAL USD VS BRLMAY16 4 CALL	600,000	(35,329)
31750ARU0 OTC ECAL USD VS BRLMAY16 4.3 CALL	(600,000)	16,020
31750ARV8 OTC EPUT USD VS BRLMAY16 3.85 PUT	(600,000)	6,180
31750ARW6 OTC ECAL USD VS BRLMAY16 4 CALL	100,000	(6,115)
31750ARX4 OTC ECAL USD VS BRLMAY16 4.3 CALL	(100,000)	2,600
31750ARY2 OTC EPUT USD VS BRLMAY16 3.85 PUT	(100,000)	1,220
31750AUI3 OTC ECAL EUR VS USDAPR16 1.1255 CALL	870,000	3,297
31750AVK7 OTC ECAL USD VS BRLJUN16 4.03 CALL	(300,000)	1,980
31750AVL5 OTC EPUT USD VS BRLJUN16 3.46 PUT	(300,000)	(3,531)
31750AVW1 OTC EPUT USD VS RUBJUN16 63 PUT	(250,000)	3,300
31750AYQ1 OTC EPUT CHF VS SEKJUN16 8.23 PUT	300,000	(908)
31750AYR9 OTC ECAL CHF VS SEKJUN16 8.6 CALL	(300,000)	748
31750AYU2 OTC EPUT CHF VS SEKJUN16 8.23 PUT	200,000	(566)
31750AYV0 OTC ECAL CHF VS SEKJUN16 8.6 CALL	(200,000)	1,306
31750AZ49 OTC ECAL AUD VS USDJUL16 0.803 CALL	(570,000)	4,127
31750AZ56 OTC EPUT AUD VS USDJUL16 0.739 PUT	(570,000)	4,250
31750AZ64 OTC EPUT USD VS KRWJUL16 1100 PUT	(253,000)	1,632
31750AZF4 OTC EPUT CHF VS SEKJUL16 8.0895 PUT	540,000	(2,682)
31750AZG2 OTC ECAL CHF VS SEKJUL16 8.6035 CALL	(540,000)	4,180
31750AZI8 OTC ECAL AUD VS USDJUL16 0.798 CALL	(200,000)	1,421

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Proceeds of Dispositions
31750AZJ6 OTC EPUT AUD VS USDJUL16 0.7309 PUT	(200,000)	1,512
31750AZK3 OTC ECAL AUD VS USDJUL16 0.797 CALL	(100,000)	703
31750AZL1 OTC EPUT AUD VS USDJUL16 0.73 PUT	(100,000)	776
31750AZN7 OTC ECAL AUD VS USDJUL16 0.795 CALL	(200,000)	1,513
31750AZO5 OTC EPUT AUD VS USDJUL16 0.727 PUT	(200,000)	1,402
31750AZP2 OTC ECAL AUD VS USDAUG16 0.795 CALL	(200,000)	1,543
31750AZQ0 OTC EPUT AUD VS USDAUG16 0.727 PUT	(200,000)	1,429
31750B011 OTC ECAL AUD VS USDAUG16 0.7825 CALL	(300,000)	2,231
31750B029 OTC EPUT AUD VS USDAUG16 0.716 PUT	(300,000)	2,231
31750B0H6 OTC EPUT CHF VS SEKJUL16 8.09 PUT	450,000	(1,377)
31750B0I4 OTC ECAL CHF VS SEKJUL16 8.6 CALL	(450,000)	3,801
31750B490 OTC ECAL USD VS JPYAUG16 111 CALL	500,000	(8,307)
31750B4A7 OTC EPUT USD VS JPYAUG16 106.5 PUT	500,000	4,780
31750B4B5 OTC ECAL USD VS JPYAUG16 114 CALL	(500,000)	3,615
31750B5P3 OTC EPUT EUR VS USDJUL 07 2016 1.12 PUT	800,000	(5,060)
31750B5R9 OTC ECAL EUR VS USDJUL 07 2016 1.16 CALL	(400,000)	1,512
31750B5U2 OTC EPUT EUR VS USDJUL 07 2016 1.1 PUT	(800,000)	2,012
31750B6U1 OTC ECAL AUD VS USDSEP 16 0.735 CALL	400,000	(1,889)
31750B6V9 OTC EPUT AUD VS USDSEP 16 0.735 PUT	700,000	(1,262)
31750B7C0 OTC EPUT GBP VS USDAUG16 1.35 PUT	(200,000)	(963)
31750B7D8 OTC EPUT GBP VS USDAUG16 1.35 PUT	20,000	6,734
31750B7S5 OTC EPUT GBP VS USDSEP16 1.3775 PUT	100,000	4,905
31750B7T3 OTC ECAL GBP VS USDSEP16 1.3775 CALL	(100,000)	4,306
31750B7U0 OTC ECAL EUR VS JPYSEP16 113.15 CALL	(200,000)	2,447
31750B7V8 OTC EPUT EUR VS JPYSEP16 113.15 PUT	(200,000)	506
31750B813 OTC ECAL GBP VS USDSEP16 1.37 CALL	(200,000)	9,089
31750B821 OTC EPUT GBP VS USDSEP16 1.37 PUT	(200,000)	9,091
31750B839 OTC EPUT EUR VS USDSEP16 1.1 PUT	370,000	(6,895)
31750B847 OTC EPUT EUR VS USDSEP16 1.05 PUT	(370,000)	2,668
31750B854 OTC ECAL EUR VS USDSEP16 1.14 CALL	(370,000)	5,931
31750B862 OTC ECAL EUR VS USDSEP16 1.14 CALL	(530,000)	8,848
31750B870 OTC EPUT EUR VS USDSEP16 1.1 PUT	530,000	(10,256)
31750B888 OTC EPUT EUR VS USDSEP16 1.05 PUT	(530,000)	4,018
31750B896 OTC ECAL USD VS SGDSEP16 1.354 CALL	500,000	(3,050)
31750B8A3 OTC EPUT USD VS SGDSEP16 1.354 PUT	500,000	(3,545)
31750B9L8 OTC EPUT GBP VS USDSEP 16 1.335 PUT	600,000	(323)
31750B9M6 OTC EPUT GBP VS USDSEP 16 1.3 PUT	(600,000)	8,771
31750B9N4 OTC EPUT GBP VS USDSEP 16 1.26 PUT	(600,000)	8,501
31750BAL6 OTC EPUT USD VS BRLOCT16 3.1 PUT	(386,000)	2,229
31750BBP6 OTC ECAL GBP VS USDOCT 2016 1.35 CALL	(500,000)	6,975
31750BBQ4 OTC EPUT GBP VS USDOCT 2016 1.25 PUT	500,000	(9,444)
31750BC59 OTC ECAL EUR VS JPYSEP 2016 117.35 CALL	(200,000)	2,367
31750BC67 OTC EPUT EUR VS JPYSEP16 107.4 PUT	(200,000)	2,034
31750BCY6 OTC ECAL GBP VS USDAUG16 1.37 CALL	(291,000)	1,798
31750BD17 OTC ECAL GBP VS USDAUG16 1.37 CALL	(42,000)	284
31750BEJ7 OTC ECAL USD VS BRLJUN17 3.61 CALL	200,000	(5,392)
31750BEK4 OTC EPUT USD VS BRLJUN17 3.61 PUT	200,000	3,210
31750BI12 OTC EPUT USD VS MXNSEP16 18.10 PUT	600,000	(5,870)
31750BI20 OTC EPUT USD VS MXNSEP16 17.70 PUT	(600,000)	2,132
31750BJB9 OTC ECAL USD VS BRLNOV16 3.5 CALL	(1,200,000)	14,610
31750BKV3 OTC EPUT EUR VS AUDDEC16 1.4367 PUT	(500,000)	3,603
31750BKW1 OTC ECAL EUR VS AUDDEC16 1.5282 CALL	(500,000)	3,684
31750BLH3 OTC EPUT USD VS JPYOCT16 97 PUT	999,000	(1,991)
31750BLI1 OTC ECAL USD VS JPYOCT16 106.55 CALL	(999,000)	2,301
31750BLR1 OTC ECAL USD VS JPYOCT16 106.05 CALL	(567,000)	1,225
31750BLS9 OTC EPUT USD VS JPYOCT16 96.65 PUT	567,000	(1,040)
31750BM66 OTC EPUT USD VS JPYNOV16 93.15 PUT	1,000,000	(1,091)
31750BM74 OTC ECAL USD VS JPYNOV16 106.50 CALL	(1,000,000)	2,000
31750BO72 OTC EPUT GBP VS USDOCT16 1.25 PUT	200,000	2,048
31750BPI7 OTC ECAL USD VS MXNDEC16 19.50 CALL	(200,000)	3,890
31750BPJ5 OTC ECAL USD VS MXNDEC16 19.50 CALL	(200,000)	3,880
3175268J3 OTC NCAL GASOLINEDEC16 165 CALL	(3)	16,380
3175268K0 OTC NCAL BRENT CALDEC16 60 CALL	2	(13,620)
3175AP886 OTC EPUT PLATGOLD SPJUL16 330 PUT	(100)	1,105
3175B0013 OTC ECAL PLATGOLD SPJUL16 230 CALL	(100)	1,105
3175BR717 OTC ECAL PLATGOLDJUN16 .01 CALL	(100)	1,325
3175BR725 OTC EPUT PLATGOLDJUN16 .01 PUT	(100)	(1,475)
3175BR774 OTC ECAL PLATGOLD SPMAY16 220 CALL	(100)	800
3175BR782 OTC EPUT PLATGOLD SPMAY16 320 PUT	(100)	800
3175C0699 OTC EPUT LPM6 4200JUN16 4200 PUT	(2)	1,050
3175C1663 OTC NCAL BRENT CALFUDEC16 60 CALL	3	(7,380)
3175C1671 OTC NCAL GASOLINEDEC16 165 CALL	(2)	8,820
6305.JPSWAP	(7,800)	(7,348)
6594.JPSWAP	(10,699)	(59,855)
6861.JPSWAP	(1,895)	(177,215)
6954.JPSWAP	(3,975)	82,007
7731.JPSWAP	(1,791)	(3,341)
9766.JPSWAP	(3,466)	(7,175)
AHT.LNSWAP	(41,730)	49,563
ARM.LNSWAP	(75,610)	(748,068)
BATS.LNSWAP	41,330	(1,575)
BME.LNSWAP	287,973	(35,462)
CANADIAN FX FORWARD CADFWD160613	(1,640,000)	(1,263,201)
CCS0CG086 CYS JPY P V 03MLIBOR1% 21 Sep 2018	(198,050,682)	(9,151)
CCS0RWTY7 CYS EUR R V 03MEURIB1% 21 Sep 2021	(467,200)	31,065
CCS300013 CYS JPY P V 03MLIBOR1% 21 Sep 2018	(129,509,588)	84,309
CCSBAP001 CYS EUR R V 03MEURIB1% 21 Sep 2026	(109,200)	49,790
CCSNAB113 CYS EUR R V 03MEURIB1% 21 Sep 2021	(1,342,800)	61,000

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares / Par Value	Proceeds of Dispositions
CCSNAB238 CYS EUR R V 03MEURIB1% 21 Sep 2021	(84,000)	35,000
CWD.LNSWAP	52,380	(79,694)
ETI.LNSWAP	95,289	16,282
EURO FX FORWARD EURFWD160420	(1,750,000)	(1,997,823)
EURO FX FORWARD EURFWD160518	(130,000)	(147,858)
EURO FX FORWARD EURFWD160519	(110,000)	(125,114)
EURO FX FORWARD EURFWD160720	(7,310,000)	(8,101,315)
EURO FX FORWARD EURFWD160721	(1,220,000)	(1,384,530)
EURO FX FORWARD EURFWD160722	(360,000)	(407,783)
EURO FX FORWARD EURFWD160816	(670,000)	(742,662)
EURO FX FORWARD EURFWD160818	(1,910,000)	(2,117,638)
EURO FX FORWARD EURFWD160819	(150,000)	(166,287)
EURO FX FORWARD EURFWD160920	(5,790,000)	(6,497,855)
EURO FX FORWARD EURFWD161116	(680,000)	(751,444)
EURO FX FORWARD EURFWD161118	(1,980,000)	(2,207,764)
EURO FX FORWARD EURFWD161121	(160,000)	(175,888)
EURO FX FORWARD EURFWD161220	(4,900,000)	(5,510,474)
LIMONI CARRY CONTINGENT CARRY	385,862	—
MRW.LNSWAP	(454,050)	(143,749)
SAF.FPSWAP	120	734
SAN.FPSWAP	32,340	30,269
SHP.LNSWAP	8,251	13,389
SNYSWAP	12,020	7,475

Total Derivatives	(366,765,760)	$(33,104,367)

Fixed Income Securities
AMAFP TLB1 1L EURCAMAIEU TL B1 1L EUR, 11/22/2017, BANK DEBT	$11,880	$11,368
AMAFP TLB2 1L EURCAMAIEU TL B2 1L EUR, 11/22/2017, BANK DEBT	6,524	6,243
AMAFP TLC1 1L EURCAMAIEU TL C1 1L EUR, 11/22/2018, BANK DEBT	15,334	14,672
AMAFP TLC2 1L EURCAMAIEU TL C2 1L EUR, 11/22/2018, BANK DEBT	8,421	8,057
CGGFP TL 1L USDCGG TL 1L USD, 05/15/2019, BANK DEBT	1,032,669	866,572
CJES TL B1 1L USDCJ TL B1 1L USD, 03/24/2020, BANK DEBT	41,000	29,213
CJES TL B2 1L USDCJ TL B2 1L USD, 03/24/2022, BANK DEBT	100,000	71,350
CJES TL DD 1L USDC&J TL DD 1L USD, 03/31/2018, BANK DEBT	13,514	3,581
CMLP TL B1 1L USDCRESTWOOD TL B1 1L USD, 06/19/2019, BANK DEBT	40,000	35,181
CZR TL B6 1L USDCAESARS ENT OP CO INC TL B6 1L USD, 03/01/2017, BANK DEBT	4,000	3,680
CZR TL B7 1L USDCAESARS TL B7 1L USD, 03/01/2017, BANK DEBT	396,900	406,986
DABR TL B 1L USDDAVIDS BRIDAL TL B 1L USD, 10/11/2019, BANK DEBT	79,100	71,648
EXPHOL TLB 1L USDEXPRO HOLDINGS UK 3 LTD TL B 1L USD, 09/02/2021, BANK DEBT	34,918	25,839
KAUP WI BOND EURKAUP WI BOND EUR, 01/20/2031, BOND	81,389	88,317
KAUP WI BOND GBPKAUP WI BOND GBP, 01/20/2031, BOND	203,307	221,436
KAUP WI BOND SEKKAUP WI BOND SEK, 01/20/2031, BOND	16,847	18,421
KAUP WI BOND USDKAUP WI BOND USD, 01/20/2031, BOND	137,303	150,035
LAUR TL B 1L USDLAUREATE NON-EXT TLB 1L USD 2018, 06/15/2018, BANK DEBT	273,000	246,486
LIMONI TLALIMONI TLA, 12/31/2017, BANK DEBT	235,297	120,226
LIMONI TLBLIMONI TLB, 12/31/2017, BANK DEBT	151,135	77,223
OCRGNO TLB 1L USDOCEAN RIG / DRILLSHIP OCEAN VENTURES TLB 1L	273,300	152,659
PGSNO TL B 1L USDPETROLEUM TL B 1L USD, 03/11/2021, BANK DEBT	321,458	224,386
PRSSM NEW TL2PRISA NEW MONEY TERM LOAN 2 - PRS SM, 12/12/2018, BANK DEBT	956,377	944,822
PRSSM NEW TL3PRISA NEW MONEY TERM LOAN 3 DEC 2013 - PRS SM, 12/12/2019, BANK DEBT	15,854	15,022
SAUR NEW HLCO TLBSAUR NEW HLCO TL B, 09/27/2019, BANK DEBT	614,510	618,292
SAUR NEW PIK ASAUR NEW PIK A (7.77% PIK), 09/25/2020, BANK DEBT	45,974	33,408
SAUR NEW PIK CSAUR NEW PIK C (8% PIK), 09/25/2020, BANK DEBT	5,248	3,814
SQA TL B 1L USSEQUA TL B 1L USD, 06/19/2017, BANK DEBT	10,000	7,555
TXU EXT TLTXU EXTENDED TL, 10/10/2017, BANK DEBT	200,000	66,500
TXU EXTTL ACCINTTXU EXT TL ACC INT, 12/31/2019, BOND	2,053	—
UPL REV GUAR USDULTRA REV GUAR USD, 10/06/2016, BANK DEBT	65,000	57,837
ALTICE FINANCING ALTICE 7.5% '26	2,010,000	2,104,388
AVAYA AVYA 7 4/1/19	(570,000)	(357,400)
BLACK DIAMOND CLO 2014 BLACK 2014 1A S	400,000	230,440
CITGO PETROLEUM CITPET10.75% 20	2,490,000	2,514,900
CONOCOPHILLIPS COP 3.35 11/24	(1,770,000)	(1,607,742)
CSC HOLDINGS CVC 5.875 9/22	(820,000)	(767,138)
DECO DECO 9-E3A C	300,000	86,299
DIAMOND 1 FINANCE DELL 5.875%5/21	460,000	462,200
DIAMOND 1 FINANCE DELL 7.125%6/24	460,000	460,575
ENERGY FUTURE HOLDINGS TXU 11.5% 10/20	340,000	114,750
ENERGY TRANSFER EQUITY LP ETE 5.5% 6/1/27	320,000	281,600
ENERGY TRANSFER EQUITY LP ETE 5.785% 1/24	340,000	302,200
GULFPORT ENERGY GPOR 6.625 5/23	220,000	210,650
HERC RENTAL INC. HERCLC	330,000	330,825
HERC RENTAL INC. HERCLC 7.5 6/22	330,000	330,825
ICE 3 GLOBAL CREDIT CLO ICEC2013-1A D	500,000	343,400
ICE 3 GLOBAL CREDIT CLO ICEC2013-1A INC	1,600,000	500,320
INTELSTAT JACKSON HOLDINGS INTEL 5.5 8/23	200,000	204,150
INTELSTAT JACKSON HOLDINGS INTEL 7.25 2020	1,770,000	1,358,250
INTELSTAT JACKSON HOLDINGS INTEL 7.25 4/19	2,420,000	1,799,175
INTELSTAT JACKSON HOLDINGS INTEL 7.5 4/21	990,000	747,450
INTELSTAT JACKSON HOLDINGS INTEL 8 2/15/24	2,590,000	2,596,500
INTELSTAT JACKSON HOLDINGS INTEL6.625 22	2,680,000	1,929,600
IPAYMENT IPMT TL B 1L	4,353	4,113
LAUREATE EDUCATION LAUR 9.25 9/19	590,000	567,875
NEIMAN MARCUS GROUP NMG 8 10/15/21	800,000	685,125
NORTHWOODS CAPITAL X WOODS2013-10A S	1,500,000	761,250
NORTHWOODS CAPITAL XI WOODS2014-11A S	850,000	463,675
NORTHWOODS CAPITAL XI WOODS2014-11XSB	400,000	216,440
NORTHWOODS CAPITAL XII WOODS2014-12A S	400,000	244,000
NUMERICABLE FINANCE & CO. NUMFP7.375 5/26	680,000	683,825

The Goldman Sachs 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2016

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par, or maturity value	Shares) / Par Value	Proceeds of Dispositions
PETROLEOS DE VANEZUELA PDVSA 6 5/24	330,000	147,675
PETROLEOS DE VANEZUELA PDVSA 9 11/21	660,000	398,310
RANGE RESOURCES RRC 4.875 5/25	690,000	648,275
RANGE RESOURCES RRC 5% 3/15/23	680,000	641,000
SCIENTIFIC GAMES SGMS 10 12/22	920,000	857,900
SOUTHWESTERN ENERGY SWN 4.95% '25	470,000	385,400
TALEN ENERGY SUPPLY TLN 6.5 6/25	30,000	24,000
TECK RESOURCES TCKBCN 8 6/21	200,000	217,250
TECK RESOURCES TCKBCN 8.5 6/24	200,000	206,500
UNITED STEEL X 8.375% 7/1/21	400,000	411,000
WESTERN DIGITAL WDC 10.5% 4/24	1,360,000	1,415,300
WEYERHAEUSER WY 4.625 9/23	(580,000)	(608,739)
WILLIAMS CO. WMB 5.75% 6/24/44	390,000	316,875
WILLIAMS CO. WMB 8.75% 3/15/32	190,000	195,700
WILLIAMS PARTNERS WPZ 4 11/15/21	270,000	247,725
XEROX XRX 4.5 5/21	(5,170,000)	(5,355,021)

Total Fixed Income Securities	$29,246,666	$22,552,499

Real Estate Investments
BEI-U.CN	(3,310)	$(107,272)

Total Real Estate Investments	(3,310)	$(107,272)

Total Acquired and Disposed of Within the Year	(337,270,271)	$(13,233,459)

The Goldman Sachs 401(k) Plan

Schedule H, Line 4j – Schedule of Schedule of Reportable Transactions

December 31, 2016

Identity of issue, borrower, lessor or similar party	Purchase price	Number of transactions (purchases)	Selling price	Number of transactions (sales)	Cost	Current value	Net gain or (loss)

Series of Transactions
GOLDMAN SACHS FINANCIAL SQUARE TREASURY OBLIGATIONS FUND	967,560,275	7			967,560,275	967,560,275	—

Single Transactions
GOLDMAN SACHS FINANCIAL SQUARE TREASURY OBLIGATIONS FUND	328,690,140	—	—	—	328,690,140	328,690,140	—
GOLDMAN SACHS FINANCIAL SQUARE MONEY MARKET FUND	—	—	332,609,806	—	332,609,806	332,609,806	—

The Goldman Sachs 401(k) Plan

Schedule G, Part 1 – Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

December 31, 2016

	(b)	(c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral,		Amount received during reporting year		(g)	Amount overdue
	Identity and address of obligor	any renegotiation of the loan and the terms of the	(d) Original	(e)	(f)		(h)	(i)
(a)		renegotiation and other material matters	amount of loan	Principal	Interest	Unpaid balance at year end	Principal	Interest	Steps taken or will be taken to collect overdue amounts
	AERO INVENTORY PLC, 30 Lancaster Rd, New Barnet, Hertfordshire EN4 8AP	Issue Date: 2/15/2008, Maturity Date: 2/15/2013, Collateral Type:Secured, Interest Rate:2.5	2,296,809			2,296,809	2,296,809		We will continue to monitor all available information that comes to our attention regarding possible payment and collection of amounts due on the respective security.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOLDMAN SACHS 401(k) PLAN Members of the Administrative Committee

By:	/s/ Christopher Ceder
Name: Christopher Ceder

By:	/s/ Michael Rendel
Name: Michael Rendel

By:	/s/ Michael Perloff
Name: Michael Perloff

Date: June 29, 2017

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm